NO ACT

DC
PE
1-21-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042795

March 14, 2008

Received SEC
MAR 14 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 21, 2008 concerning the shareholder proposal submitted to ExxonMobil by Neva Rockefeller Goodwin, Mary Rockefeller Morgan, Abby M. O'Neill, David Rockefeller, Jr., Ann Rockefeller Roberts and Steven C. Rockefeller. We also have received a letter from Neva Rockefeller Goodwin dated February 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

Enclosures

cc: Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza, 54th Fl.
New York, NY 10112

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile

James Earl Parsons
Counsel

RECEIVED
2008 JAN 22 PM 12: 44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

January 21, 2008

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder proposal Regarding Climate Change and Technology Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Neva Rockefeller Goodwin and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Background.

The proposal requests that the Corporation investigate and report to shareholders on

"the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

The proposal has already been substantially implemented and may be excluded from the proxy material under Rule 14a-8(i)(10).

Proposal has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976).

When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (permitting exclusion of a proposal requesting the board issue a sustainability report to stockholders where the company had already published a "Corporate Responsibility Report"); and *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal requesting the board verify the employment legitimacy of all U.S. workers where the company was already required by law to verify the employment eligibility of its U.S. workers). *See also, Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); and *Nordstrom, Inc.* (avail. Feb. 8, 1995).

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Texaco* (cited above) (permitting exclusion of a proposal requesting the company to implement a specific set of environmental guidelines where the company already had established a compliance and disclosure program related to its environmental programs, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought); *The Talbots Inc.* (avail. Apr. 5, 2002) (permitting exclusion of a proposal requesting the company to implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards) ; and *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal to set a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence). *See also, Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); and *Johnson & Johnson* (avail. Feb. 17, 2006).

ExxonMobil's views on future energy demand, greenhouse gas emissions, options to limit growth in emissions, and ExxonMobil's actions to address climate risks (including through development of sustainable energy technologies) are available in several publications including: *The Outlook for Energy: A View to 2030* (included as Exhibit 2); *Tomorrow's Energy: A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options* (included as Exhibit 3); and our annual *Corporate Citizenship Report* (excerpts attached as Exhibit 4).

All of these reports and additional information are available on our website at http://www.exxonmobil.com/Corporate/energy.aspx, and are also available on request to any interested shareholder or other person free of charge.

The Outlook for Energy includes ExxonMobil's long-term outlook for energy, including energy demand by segment and a review of alternatives to meet that demand. The report also discusses our outlook for CO2 emissions, including a chart showing sensitivities for alternatives to reduce CO2 and a statement of ExxonMobil's technology-based policy recommendations.

Tomorrow's Energy includes a detailed review of our outlook and actions regarding the next quarter century of energy, greenhouse gas emissions, long term technology options, and how ExxonMobil is managing its investments and operations through a period of changing expectations and regulatory uncertainty.

ExxonMobil also participates in the *Carbon Disclosure Project,* an independent not-for-profit organization whose stated mission it "to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change." ExxonMobil's report to the project (included as Exhibit 5) is also available on our website and provides additional information as to how we assess and are addressing climate change issues.

The published information described above provides ExxonMobil's perspective on global climate change and the actions we are taking to address the issue, including with respect to development of sustainable energy technologies. To the extent the proposal goes beyond the scope of information that is reasonably within ExxonMobil's capacity to develop and publish -- i.e., the proposal's request for a region-by-region assessment of likely consequences of climate change as well as analysis of potential mitigation or adaptation strategies -- the proposal is already addressed by publicly available third party assessments. Most notably, the proposal is addressed by the recently published Fourth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC, 2007), an effort in which ExxonMobil scientists directly participate and which is directly referenced in the proposal's supporting statement. The IPCC Report is a scientific intergovernmental body set up by the World Meteorological Organization and by the United Nations Environment Programme. The IPCC's stated role is to assess on a comprehensive, objective, open and transparent basis the latest scientific, technical and socio-economic literature produced worldwide relevant to the understanding of the risk of human-induced climate change, its observed and projected impacts and options for adaptation and mitigation.

The latest IPCC report includes an entire, book-length volume on Impacts and Adaptation that discusses impacts and vulnerability of society and ecosystems to future climate change. The IPCC Report (including the underlying work group reports such as the report of Work Group II, which addresses Impacts, Adaptation and Vulnerability on a region-by-region basis, and the report of Work Group III, which addresses Mitigation of Climate Change on a sector-by-sector basis) are available through the IPCC's website at http://www.ipcc.ch/index.htm.

In view of the total amount of resources already available to shareholders through ExxonMobil publications and the work of the IPCC, the proposal is moot and may be excluded from our proxy material under Rule 14a-8(i)(10).

The proposal is similar to other proposals regarding climate change and sustainable energy technology that the staff has previously concluded could be excluded by ExxonMobil under Rule 14a-8(i)(10). See *Exxon Mobil Corporation* (available March 17, 2006) (proposal requesting ExxonMobil to be an industry leader in reducing greenhouse gas emissions and developing future technology that would reduce the carbon component of energy production); and *Exxon Mobil Corporation* (available March 18, 2004) (proposal requesting a report on how ExxonMobil is responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions.) With respect to those aspects of the proposal that are substantially implemented by publicly available material published by third parties, the Commission has expressly affirmed that proposals may be rendered moot by "matters outside the company's control, such as legislative developments, court decisions, business changes, and supervening corporate events." Exchange Act Release No. 12,598, 9 SEC Dock. 1030, 1035 (1976).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter is being sent to the proponent and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

(A copy of all enclosures is being sent to Lead Proponent only. Copies are available upon request.)

Proponent:

Ms. Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112

Co-Proponents:

Ms. Mary Rockefeller Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Ms. Abby M. O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Mr. David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Mr. Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Ms. Abby Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

EXHIBIT 1

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 10, 2007

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As per the letter dated November 20th sent to you and the Board of Directors from me and other Rockefeller family members, please find the enclosed shareholder resolution.

I, Neva Rockefeller Goodwin, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I am designated as the lead filer to act for all purposes in connection with this proposal. As lead filer, I am specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf and the other Rockefeller family members who have co-filed this resolution.

If ExxonMobil would like to discuss the substance of this proposal, please contact me at c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin

cc: Mr. David G. Henry, ExxonMobil Corporation

Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 12 2007

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112

Dear Ms. Goodwin:

This will acknowledge receipt of the proposal concerning a climate change and technology report, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Henry H. Hubbard

Enclosure

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To denise.k.lowman@exxonmobil.com
cc
bcc

12/17/07 10:31 AM

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0193149306

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At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

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Ms. Neva Rockefeller Goodwin
Rockefeller & Co., Inc.
c/o Farha-Joyce Haboucha
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
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Reference Number 1:	0137/6401

30 Rockefeller Plaza
New York, N.Y. 10112

Room 5600

(212) 649-5600

prof OK

RECEIVED
DEC 26 2007
H. H. HUBBLE

SHAREHOLDER RELATIONS
DEC 26 2007
NO. OF SHARES
COMMENT:
ACTION:

December 18, 2007

Mr. Henry H. Hubble
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Hubble:

In response to your letter of December 14, 2007, this letter will confirm my ownership of at least 6,740 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha-Joyce Haboucha For Neva Goodwin

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

JPMorgan
Private Bank

December 10, 2007

Mr. Henry H. Hubble
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Hubble,

The JPMorganChase bank is the custodian for Neva R. Goodwin Trust. As of December 10, 2007, the Neva R. Goodwin Trust held 6,740 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 6,740 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As per the letter dated November 20th sent to you and the Board of Directors from me and other Rockefeller family members, please find the enclosed shareholder resolution.

I, Mary Rockefeller Morgan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Mary Rockefeller Morgan

cc: Mr. David G. Henry, ExxonMobil Corporation
Neva R. Goodwin

Mary Rockefeller Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Mary Rockefeller Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. Morgan:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

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Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

(212) 649-5600

PAVG OK
NL VA

RECEIVED
DEC 27 2007
H. H. HUBBLE

SHAREHOLDER RELATIONS

DEC 2 7 2007

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

December 18, 2007

Mr. Henry H. Hubble
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Hubble:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 25,208 shares of ExxonMobil common stock. These shares are held by Lehman Brothers as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Mary Morgan

Mary Morgan

cc: David G. Henry

Mary Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

LEHMAN BROTHERS

December 10, 2007

Mr. Henry H. Hubble
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Hubble,

Lehman Brothers is the custodian for Mary Morgan. As of December 10, 2007, Mary Morgan held 25,208 of ExxonMobil Corporation common stock.

The above account has continuously owned at least 25,208 *of shs* of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Philip Altamura

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson,
Chairman of the Board
Chief Executive officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As per the letter dated November 20th sent to you and your Board of Directors from me and other Rockefeller family members, please find the enclosed shareholder resolution.

I, Abby O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby M O'Neill

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

cc: Mr. David G. Henry, ExxonMobil Corporation
Neva R. Goodwin

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby M. O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. O'Neill:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

"QuantumView" <QuantumViewNotify@ups.com>

12/19/07 04:27 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
Signed by: HANKERSON

Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

Proof OK
NEVA

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 96,113 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,
Farha Joyce Haboucha
for Abby O'Neill

Abby O'Neill

Abby O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES ______
COMMENT ______
ACTION: ______

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Abby O'Neill. As of December 10, 2007, Abby O'Neill held 96,113 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 96,113 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As per the letter dated November 20th sent to you and the Board of Directors from me and other Rockefeller family members, please find the enclosed shareholder resolution.

I, David Rockefeller, Jr., a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

David Rockefeller, Jr.

cc: Mr. David G. Henry, ExxonMobil Corporation
Neva R. Goodwin

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL
DEC 13 2007
NO. OF SHARES ____
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

"QuantumView" <QuantumViewNotify@ups.com>

12/19/07 04:27 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
Signed by: HANKERSON

Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

Proof OK
WEVP

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

(212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 422 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha Joyce Haboucha
for David Rockefeller Jr.

David Rockefeller, Jr.

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for David Rockefeller Jr.. As of December 10, 2007, David Rockefeller Jr. held 422 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 422 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

30 Rockefeller Plaza
New York, NY 10112

Room 5600

(212) 649-5600

December 10, 2007

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As per the letter dated November 20th sent to you and the Board of Directors from me and other Rockefeller family members, please find the enclosed shareholder resolution.

I, Ann Rockefeller Roberts, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution is being done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Ann R Roberts

Ann Rockefeller Roberts

cc: Mr. David G. Henry, ExxonMobil Corporation
Neva R. Goodwin

Ann Rockefeller Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Ms. Ann Rockefeller Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Ms. Roberts:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

"QuantumView" <QuantumViewNotify@ ups.com>

12/19/07 04:27 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
Signed by: HANKERSON

Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195082848
Reference Number 1:	0137/6401

Proof OK
NEVA

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

(212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 200 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha Joyce Haboucha f/a Ann Roberts

Ann Roberts

Ann Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES
COMMENT:
ACTION:

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Ann Roberts. As of December 10, 2007, Ann Roberts held 200 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 200 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

30 Rockefeller Plaza
New York, NY 10112

Room 5600 (212) 649-5600

December 10, 2007

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Regarding the letter dated November 20th sent to you and the Board of Directors from Rockefeller family members, please find the enclosed shareholder resolution.

I, Steven C. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2008 annual meeting. Proof of ownership will be submitted to you under separate cover. This resolution has been prepared in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 30 Rockefeller Plaza, New York, NY 10112, (212) 649-1796, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Steven C. Rockefeller

Steven C. Rockefeller

cc: Mr. David G. Henry, ExxonMobil Corporation
Neva R. Goodwin

Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES ______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Resolved: *Shareholders ask ExxonMobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
New York, NY 10112-0002

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2008 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 10, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 10, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

"QuantumView" <QuantumViewNotify@ups.com>

12/19/07 04:27 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

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Subject UPS Delivery Notification, Tracking Number 1Z75105X0195082848

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 19-December-2007 / 4:16 PM
Delivery Location: GUARD
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Shipment Detail

Ship To:
Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
Room 5600
NEW YORK
NY
101120085
US

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PART OK NEVA

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 19, 2007

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

In response to your letter of December 17, 2007, this letter will confirm my ownership of at least 200 shares of ExxonMobil common stock. These shares are held by JPMorganChase as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 10, 2007, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2008 annual meeting.

I enclose a copy of my custodian's letter dated December 10th as proof of ownership in the above account for the requisite time period.

Sincerely,

Farha-Joyce Haboucha for Steven Rockefeller

Steven Rockefeller

Steven Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES ______
COMMENT: ______
...TION: ______

JPMorgan
Private Bank

December 10, 2007

Mr. David G. Henry
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Henry,

The JPMorganChase bank is the custodian for Steven Rockefeller. As of December 10, 2007, Steven Rockefeller held 200 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The above account has continuously owned at least 200 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2007.

Very truly yours,

Linnea Messina

Linnea Messina

EXHIBIT 2



The Outlook for Energy
A View to 2030







ExxonMobil

Taking on the world's toughest energy challenges.™

Foreword

The world's economy literally runs on energy. To support continued economic progress for the world's growing population, more energy will be needed. Even with significant improvements in energy efficiency, the world's total energy demand is expected to be approximately 40 percent higher by 2030 than it was in 2005. The vast majority of this demand increase will take place in developing countries, where economies are growing most rapidly and modern energy supplies are still a precious commodity for millions of people. Meeting higher energy requirements poses many challenges, including boosting efficiency, developing new supplies and managing environmental risks.

This report summarizes ExxonMobil's long-term outlook for energy. The outlook is developed annually via an ongoing assessment process that has been conducted over decades. The results assist ExxonMobil's business planning, and are shared publicly to help build understanding of the world's energy needs and challenges.

The report focuses on energy demand to the year 2030, with particular emphasis on the increasing needs of the power generation and transportation sectors. It also examines how rising demand will be met from the various energy sources available, including fossil fuels, nuclear power and renewable energies. It also provides insight to the challenge of meeting growing energy needs while significantly mitigating global carbon dioxide (CO_2) emissions.

Contents

Global Economics and Energy



Economic Output – GDP
Trillion 2005$
Average Growth / Yr.
1980 - 2005
2005 - 2030
2.9%
3.0%
100
75
50
25
0
1980
2005
2030
Energy Intensity
BOE/2005$K GDP
-1.0%
-1.6%
3
2
1
0
1980
2005
2030
Energy Demand
MBDOE
1.8%
1.3%
350
300
250
200
150
100
50
0
1980
2005
2030

It is evident over time that the amount and type of energy used around the world are closely linked to economic progress. A realistic assessment of future energy use therefore requires recognizing that a growing global population will continue to advance economically and seek better living standards.

Global economic output, as measured by Gross Domestic Product (GDP), rose on average nearly 3 percent per year from 1980 to 2005. Worldwide GDP is expected to increase by approximately the same rate to 2030, led by rapidly expanding economies of developing countries.

While the global economy grew since 1980, the world also became more energy efficient. This gain in efficiency is illustrated by a significant decline in "energy intensity" – a measure that reflects global energy demand divided by global GDP. For perspective, in 1980, it took over 2.5 barrels of oil equivalent (BOE) energy to generate $1000 of economic output. Over the past 25 years, gains in efficiency helped lower energy intensity by about 1.0 percent per year. From 2005 to 2030, the rate of improvement is likely to increase to about 1.6 percent per year on average reflecting advances in development and deployment of new technologies. As a result, energy intensity in 2030 will be almost 50 percent below the level of 1980.

Global energy demand from all sources – expressed in million barrels per day of oil equivalent (MBDOE) – is expected to increase 1.3 percent per year on average from 2005 to 2030. This rate is considerably slower than the growth experienced from 1980-2005, reflecting strong improvements in energy efficiency. Still, global demand in 2030 is likely to reach nearly 325 MBDOE.

World Energy Demand to 2030



By Sector
MBDOE
Average Growth / Yr.
2005 – 2030
350
300
250
200
150
100
50
0
1.3%
0.7%
1.2%
1.7%
1.5%
Res/Comm
Industrial
Transportation
Power Generation
1980
2005
2030



By Sector – 2030
Res / Comm
Other Industry
Power Generation
Chemicals
Heavy Manufacturing
Transportation
~324 MBDOE

While population and economic growth are fundamental drivers of overall energy demand, the types of energy used to meet specific needs are influenced by a variety of additional factors. These include economics, supply availability, income levels and public policies.

In 2005, global primary energy consumption was approximately 230 MBDOE, comprised of fossil fuels – oil, natural gas and coal – plus other non-fossil energy, namely nuclear power and renewable sources. By 2030, energy demand is expected to reach almost 325 MBDOE, or approximately 40 percent more than in 2005.

Overall global demand and the need for particular energy types are also influenced considerably by the growing and diverse requirements of the major demand sectors – power generation, transportation, industrial and residential/commercial.

Each of the major demand sectors will experience considerable growth through 2030. The largest sector today – and the one with greatest anticipated volume growth going forward – is power generation. The fastest-growing sector – and the one most important to oil demand – is transportation. These two sectors will have a dramatic impact on energy trends through 2030.

Electricity Demand Linked to GDP



1000 kWh per capita
100
10
1
0.1
0
1980 to 2005
U.S.
South Korea
China
OECD
Non-OECD
100
1000
10000
100000
GDP per capita (2005$)

Estimating the energy needed for power generation requires an assessment of electricity demand. Electricity demand is strongly linked to GDP. Electricity use helps support economic development and, in turn, rising prosperity also increases the demand for electricity.

The linkage between electricity demand and economic progress is evident when considering electricity use (kilowatt-hours, kWh) on a per-capita basis relative to GDP per capita in countries around the world. China, South Korea and the United States are specifically highlighted in the chart above, which displays OECD* countries in red and non-OECD nations in blue.

It is apparent that there are huge differences in personal incomes and electricity consumption between countries today. However, while specific levels vary by country, the general trend is clear. As economies grow and incomes rise, per-capita electricity use increases to serve an expanding variety of needs – from appliances and air conditioning in homes to commercial office equipment and the manufacture of goods.

As developing countries become more prosperous and billions of people move up the economic curve, demand for electricity will increase significantly.

***OECD (Organization for Economic Cooperation and Development) Member Countries (30)**
Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Korea, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, United Kingdom, United States

Electricity Use by Region


1000 kWh per capita
12
10
8
6
4
2
0
North America
NA
Asia Pacific OECD
AP OECD
Europe
Europe
Russia Caspian
R/C
Middle East
ME
Latin America
LA
Asia Pacific NON-OECD
Asia Pacific NON-OECD
Africa
Africa
2005
2030
0
1
2
3
4
5
6
7
8
Population (Billions)

Electricity consumption on a per-capita basis is generally very different in OECD versus non-OECD countries. While this distinction is important on its own, its significance can be further highlighted by contrasting the level of electricity use per capita relative to population levels across OECD and non-OECD regions.

The OECD regions (shown in red), led by North America, had the highest demand per capita in 2005. In total, they accounted for about 60 percent of global electricity use despite having less than 20 percent of the world's population.

In contrast, the non-OECD regions have much lower levels of per-capita electricity use today but their populations are huge. These markets will grow significantly – both in population size and electricity use.

By 2030, even though per-capita non-OECD consumption will still be well below OECD levels, the increases will be dramatic. Non-OECD electricity use will be about 70 percent higher on a per-capita basis, with total demand more than doubling.

Meeting this demand will require strong growth in fuel supplies for power generation. Globally, coal is the most widely used fuel for power generation today. Natural gas is also prominent, reflecting strong capacity growth in the 1980s and 1990s. Nuclear power is used in many countries and is drawing renewed interest. Renewables – such as hydro and wind – will continue to increase as well.

The particular mix of energy sources used by countries around the world is highly dependent on economics, the availability of local supplies, and public policies.

U.S. Power Generation

By Fuel

MBDOE


Average Growth / Yr.
1980 - 2005
2.4%
25
20
15
10
5
0
Renewables
2.7%
4.5%
Nuclear
2.2%
Coal
Gas
Oil
2.4%
-2.2%
1980
2005

Economics

2005 Cents/kWh*


Baseload Power Generation
U.S. New Builds, Startup 2020
Assuming CO_2 Prices @ $30/MT
10
8
6
4
2
0
Coal
Gas
Nuclear

*Reflective of recent fuel prices

The United States accounts for the greatest share of global power generation demand (about 20 percent), and meets its requirements with a diverse portfolio of energy types.

Today, coal supplies about 50 percent of total U.S. power generation requirements, while gas supplies 17 percent. Nuclear has a 22 percent share, but has grown only modestly over the past 15 years. Renewables account for about 6 percent of the mix. From 1980-2005, U.S. demand grew 2.4 percent per year on average, consistent with the rest of the OECD nations.

Over the outlook period, the demand for particular energy types will reflect comparative cost estimates of new baseload power generation. To illustrate, the chart on the right shows the anticipated cost of new plants in 2020 in cents per kilowatt-hour (kWh), representing a life-cycle cost of electricity leaving the plant, excluding transmission and distribution. The range of each bar reflects different capital investment assumptions as well as the range of fuel prices prevailing in the first half of 2007. In an operating environment without a cost of carbon, coal is the most competitive baseload option with costs averaging just over 5¢ per kWh.

A key area of uncertainty that will influence investments in new power generation capacity is the potential cost of CO_2 emissions. Actual costs will depend on specific regulations in the U.S. and around the world, but the directional impact that such policies may have on the cost of electricity and the competitiveness of various fuels can be illustrated by overlaying a hypothetical cost of CO_2.

With a cost of CO_2 emissions assumed, power generation costs will move higher, reflecting the carbon intensity of the fuel source used. At $30 per metric ton of CO_2, coal plants move to about 7¢ per kWh and become significantly disadvantaged. Gas-fired plant costs would also go up, though less than coal. Nuclear would clearly emerge as a strong economic alternative for new baseload capacity. This possibility – along with a diverse uranium resource base, improving economics and safer designs – has led to renewed interest in the development of nuclear power.

Nuclear Challenges

Capital Cost
2005$ per kW



2000
1000
0
Gas
Coal
Nuclear

Waste Disposal
Metric Tons (000)



80
60
40
20
0
Yucca Mountain Capacity
Spent Nuclear Fuel
1980
1985
1990
1995
2000
2005

Source: DOE – EIA

While many factors may favor and support renewed interest in nuclear power, several challenges remain.

First, the capital-intensive nature of nuclear power is an impediment to investment in new plant capacity. While capital costs have come down, nuclear exceeds coal or gas on a capital cost-per-kW basis. The lack of recent new-build experience, particularly in the U.S., also contributes to investor and public uncertainty.

Secondly, proper disposal of radioactive waste has been – and will remain – a major issue for the industry and governments. For example, in the U.S., existing waste is dispersed around the country, and progress on proposed alternatives remains slow. Yucca Mountain in Nevada has received extensive consideration as a depository, but whether it will be used remains uncertain. If approved for use, its capacity would be nearly filled by the amount of waste already generated and residing around the U.S.

In addition, the safe control of the nuclear material – including fuel and waste – remains a concern.

Lastly, while public sentiment has moved to a more favorable position, actual siting of new facilities will generally be an enormous challenge due to local "not in my backyard" concerns and broad-based anti-nuclear proponents.

Coal Power Generation Options

Conventional Coal



Flue Gas (100% of CO_2)
Steam Turbine
Boiler

IGCC with Carbon Capture & Storage



Flue Gas (10% of CO_2)
Gasifier
Combustion Turbine
Steam Turbine
CO_2 Separation
90% of CO_2 to Storage

Given the growing need for power generation, and the abundance of coal to meet this need, there is also considerable interest in finding ways to use coal and mitigate impacts on the environment – including the release of carbon dioxide (CO_2).

The schematic shown in the top section above illustrates how coal is used in a conventional plant to produce electricity. In a very simplified form, coal is burned to create steam from a boiler. That steam drives a turbine, which makes electricity. CO_2 is vented as part of the resulting flue gas.

In comparison, the schematic shown in the bottom section illustrates an integrated gasification combined cycle (IGCC) plant with carbon capture and storage (CCS). The process begins with typical coal that is then partially combusted in a gasifier to produce carbon monoxide and hydrogen.

In this approach, about 10 percent of the original CO_2 is vented as flue gas. The remainder is captured downstream of the gasifier, then transported and stored underground. The hydrogen is used to power a combustion turbine, creating electricity and heat. The heat is used to drive a steam turbine, also producing electricity.

Clearly, there is more equipment and complexity in an IGCC-CCS process than exists in a conventional coal plant. That naturally equates to significantly higher costs. This factor, along with the need for additional research on CCS, indicates that widespread application of IGCC-CCS is not likely in the period to 2030.

Global Power Generation Demand



OECD
MBDOE
Average Growth / Yr.
2005 - 2030
0.9%
2.2%
1.5%
-0.4%
1.9%
-2.8%
Renewables
Nuclear
Coal
Gas
Oil
70
60
50
40
30
20
10
0
1980
2005
2030



Non-OECD
MBDOE
2.2%
3.5%
4.2%
1.8%
2.3%
0.0%
70
60
50
40
30
20
10
0
1980
2005
2030

The considerations affecting power generation choices in the United States extend in a similar fashion to countries around the world. Summarized in the charts above are the anticipated global power generation requirements to 2030 – split by total OECD and non-OECD nations.

As shown on the left, total OECD power generation is expected to grow only about 1 percent per year to 2030. With a cost of CO_2 emissions assumed in this area over the period, growth will be led by lower CO_2-intensive fuels. Significantly, the contribution from coal is expected to decline from 40 percent to 30 percent, while nuclear and gas will each gain a considerable share of the mix. Renewable fuels will grow most rapidly.

In non-OECD countries, total power generation demand is expected to increase more than twice as fast as in the OECD countries. Also, unlike the OECD, coal demand will rise substantially and retain close to a 50 percent share. Increases in gas demand will be led by Asia Pacific and the Middle East. Nuclear and renewables will grow most rapidly and combine for approximately a 20 percent share of non-OECD power generation demand by 2030.

On a global basis, coal will remain the largest source of power through the outlook period. Even with growth of only about 1 percent per year, its share of global power generation fuels will be approximately 40 percent in 2030. While more efficient technologies and cleaner fuels will continue to penetrate the power generation sector, coal's predominance will continue to have significant implications on overall CO_2 emissions.

Global Transportation Demand


MBDOE
50
40
30
20
10
0
1980
1985
1990
1995
2000
2005
Average Growth / Yr.
1980 - 2005
2.2%
Rail
Marine
Aviation
Heavy Duty Vehicles
Light Duty Vehicles
Commercial
2.4%
Personal
2.0%

Transportation will be the fastest-growing energy sector to 2030. This sector covers a variety of transport modes including road vehicles, ships, trains and planes. This sector can also be broadly subdivided into major categories of transportation – commercial and personal.

From 1980-2005, global transportation energy demand grew at 2.2 percent per year on average. As shown on the right, commercial transportation represents the larger category. Commercial demand growth of 2.4 percent per year has outpaced the demand increase for personal vehicles (e.g. cars, SUVs, light pickup trucks) of 2.0 percent per year over this period.

Global Commercial Transportation

By Sector
MBDOE


Average Growth / Yr.
1980 - 2005
2.4%
-3.0%
1.7%
2.4%
3.3%
Rail
Marine
Aviation
Heavy Duty Vehicles
Light Duty Vehicles
Commercial
50
40
30
20
10
0
1980
2005

Growth 1980 - 2005
MBDOE


10
5
0
-5
HDV
AVI
MAR
RAIL

Demand versus GDP
MBDOE


30
20
10
0
20
25
30
35
40
45
GDP (Trillion 2005$)

Overall energy demand for commercial transportation grew at 2.4 percent annually from 1980 to 2005. However, the rate of change for each of the commercial sub-sectors has varied significantly.

The largest of these sectors, heavy duty vehicles (e.g. trucks, buses), had the most rapid rise in energy use at over 3 percent per year. The increase in demand for this segment alone was about 9 MBDOE from 1980 to 2005.

Aviation and marine demand growth has been in the 2 percent per year range.

In contrast, rail demand actually decreased over the period, driven by a significant drop in demand in the Russia/Caspian region.

Analyzing demand trends over time reveals a fairly stable relationship between commercial transportation energy consumption and GDP growth. This relationship is useful in assessing future demand requirements.

Global Commercial Transportation



MBDOE
Average Growth / Yr.
2005 - 2030
2.3%
0.9%
2.6%
2.2%
2.2%
Rail
Marine
Aviation
Heavy Duty Vehicles
50
40
30
20
10
0
1980
1990
2000
2010
2020
2030

Economic progress will remain a strong driver of energy demand for commercial transportation over the outlook period. As shown, energy use is expected to increase 2.3 percent per year on average.

Fuel demand for heavy duty vehicles is likely to grow at 2.2 percent per year, lower than historical rates, in part due to continuing efficiency gains. This segment will continue to represent about 60 percent of total commercial transportation demand.

Aviation and marine demand are expected to grow at 2.2 percent and 2.6 percent per year, respectively – close to the overall average.

Rail demand will increase slowly, reversing its downward trend as economies seek to develop its use as a fuel-efficient, alternative transportation mode. This is consistent with the modest growth of rail in recent years.

Global Personal Transportation

Light Duty Vehicle Penetration Linked to GDP

Vehicles per 1000 people


1990 to 2005
U.S.
South Korea
China
OECD
Non-OECD
1000
100
10
1
0
100
1000
10000
100000
GDP per capita (2005$)

In the personal vehicles sector, energy use grew on average at 2 percent annually over the last 25 years. While the OECD accounts for close to 80 percent of this energy demand today, the rate of growth in the non-OECD nations since 1980 has been approximately four times faster.

One of the key drivers of this demand is the number of light duty vehicles around the world. As history demonstrates, there is a close correlation between vehicle ownership and levels of personal income.

Shown above is data from 1990-2005 that illustrates the relationship between income (as GDP per capita) and the number of light duty vehicles (cars, SUVs, light pickup trucks) per 1000 people. Each dot is a specific year for a specific country; China, South Korea and the U.S. are highlighted.

As the non-OECD countries (shown in blue) move up the economic ladder, so will vehicle ownership in these nations. While countries like China are still low on the curve, their potential for growth is tremendous.

At the same time, in many OECD countries, vehicle penetration is already quite high. Some nations are in fact reaching saturation levels.

Global Light Duty Vehicle Fleet


By Region
Millions
Average Growth / Yr.
2000 - 2005
2.6%
Non-OECD
5.2%
OECD
2.1%
800
600
400
200
0
2000
2005


2005
Brazil
China
Rest of Non-OECD
Russia
Rest of OECD
United States
Germany
Japan
~ 700 Million Vehicles

The factors affecting vehicle ownership at a personal level are critical in shaping the trends in overall fleet population on a worldwide basis.

Shown above are graphics of the global light duty fleet. While the non-OECD countries have a relatively small share today, the recent rate of vehicle fleet growth has been more than 5 percent per year, more than double that of the OECD.

In 2005, there were about 700 million light duty vehicles worldwide; about 80 percent were in OECD countries. The pie chart provides more detail on where vehicles exist around the world. As shown, the U.S. is predominant with approximately one-third of the global total – and more than the entire non-OECD countries combined. In fact, the U.S. light duty fleet is nearly 20 times the size of China's fleet.

As the number of vehicles continues to rise, energy efficiency will become increasingly important.

U.S. Light Duty Vehicles - Fuel Economy

New Vehicles
MPG

Vehicle Weight
Pounds

Efficiency
Ton-MPG



Avg. Cars and Trucks
Cars
Trucks
50
40
30
20
10
0
1975
1985
1995
2005
5000
4000
3000
2000
1000
0
1975
1985
1995
2005
Average Growth / Yr.
1980 - 2005
1.3%
50
40
30
20
10
0
1975
1985
1995
2005

Source: U.S. EPA

Historical data from the United States provide a useful perspective to assess light duty fuel economy trends – in particular new vehicle fuel economy, measured in miles per gallon (MPG).

The chart on the left shows the average MPG for all new light duty vehicles (in yellow) for the years 1975 through 2005. Average fuel economy increased dramatically in the late 1970s and early 1980s, following fuel price increases and the original implementation of Corporate Average Fuel Economy (CAFE) standards. It then held fairly steady at about 21 MPG for 20 years. Similar trends are evident for cars and trucks as well.

The middle chart shows the average weight of new vehicles – in pounds – over the same period. It is easy to see that early gains in fuel economy corresponded with significant declines in vehicle weight. More recently, the average weight has moved upwards such that average new vehicle weight in 2005 was about the same as in 1975.

The chart shows that both cars and light duty trucks have been getting heavier in recent years. It also reflects the fact that new vehicle sales have shifted toward a greater share for trucks over time.

The chart on the right shows normalized fuel economy trends, adjusted for vehicle weight, to indicate ton-MPG. These patterns reveal underlying fuel efficiency gains of 1.3 percent per year over the past 25 years.

For the U.S., and the OECD nations in total, future fuel economy improvements are expected to more than offset growth in the overall fleet size. These gains will come from evolutionary changes to conventional engine technologies, along with penetration of advanced vehicle technologies. As a result, light duty vehicle fuel demand in the OECD is expected to decline with time.

U.S. Light Duty Vehicles – Comparison with EIA



New Vehicle Fuel Economy
Miles per Gallon
40
20
0
XOM
EIA
1980
2005
2030



Vehicles /1000 people
1000
800
600
400
200
0
1980
2005
2030



Light Duty Fuels Demand
MBD
12
10
8
6
4
2
0
~ 4 MBD
1980
2005
2030

Key measures of the U.S. light duty vehicle fleet, and the fuel demand outlook to 2030, are provided above.

First, as shown in the upper left, ExxonMobil (in green) expects new vehicle fuel economy to improve at about 2 percent per year on average from 2005 to 2030. This reflects ongoing efficiency improvements in conventional vehicles, plus an increase in the number of hybrids and other advanced vehicles.

The chart on the bottom left shows the outlook for growth of the U.S. fleet, measured in light duty vehicles per 1000 people. Growth is expected to be very modest, as the size of the fleet is nearing saturation. In fact, over the last five years, per-capita growth has been only about 0.1 percent per year.

The impact of these factors is reflected on the right with ExxonMobil's outlook for light duty vehicle fuel demand to 2030 shown in green. Fuel demand is expected to reach a plateau and then turn down, consistent with significant fuel economy gains and a very modest increase in the total fleet.

The charts highlight significant differences between ExxonMobil's outlook and the outlook of the U.S. government – specifically the U.S. Energy Information Administration (EIA). The gray lines show the EIA's assumptions according to its *Annual Energy Outlook 2007*. First, on the top left, the EIA shows only marginal fuel economy gains for new cars. Secondly, the EIA shows no expectation of saturation affecting the fleet size. Consequently – as shown on the right – the EIA predicts a rapid rise in demand through 2030, in sharp contrast with ExxonMobil's view.

Global Transportation Demand



OECD
MBDOE
Average Growth / Yr.
2005 - 2030
0.6%
1.2%
1.7%
-0.5%
Other Transport
Heavy Duty Vehicles
Light Duty Vehicles
35
30
25
20
15
10
5
0
1980
2005
2030



Non-OECD
MBDOE
3.1%
3.6%
2.8%
3.4%
35
30
25
20
15
10
5
0
1980
2005
2030

To summarize the global transportation outlook through 2030, the charts above provide a breakdown for the major sectors, with total energy demand for the OECD countries on the left and non-OECD on the right. The profiles illustrate significantly different trends in demand.

The OECD total is moving towards a plateau, with an overall growth rate of 0.6 percent per year on average during 2005-2030. This view is underpinned by an expected decline in light duty fuel demand in the outer years. At the same time, fuel consumption by the commercial transportation segments will continue to increase 1 to 2 percent per year on average.

In contrast, demand in the non-OECD countries is likely to climb steadily at about 3 percent per year, or five times faster than the OECD overall. All sectors will increase significantly, reflecting strong economic growth and rising incomes.

Global Industrial Demand


OECD
MBDOE
Average Growth / Yr.
2005 - 2030
0.0%
Other
Chemicals
0.4%
Heavy Manufacturing
-0.4%
70
60
50
40
30
20
10
0
1980
2005
2030
Non-OECD
MBDOE
1.9%
0.8%
3.4%
1.9%

The industrial sector represents close to 30 percent of primary energy demand worldwide, second only to power generation. Industrial demand is comprised of many segments. In broad categories, these are represented first by "heavy manufacturing," which includes the production of steel and cement. Another key segment is "chemicals," which covers commodity and specialty chemicals, as well as fertilizers. In addition, the "other" segment is made up of refining, agriculture and a variety of industrial processes.

The charts above provide the demand outlook to 2030 for these broad categories – split by OECD and non-OECD countries. Again, a distinct difference exists between the demand profiles for these areas.

For the OECD, overall demand is expected to remain about flat through 2030 – similar to its overall pattern since 1980. There will be pluses and minuses – some modest growth in chemicals, for example, and a small rate of decline in heavy manufacturing.

For the non-OECD countries, relatively significant growth at 1.9 percent per year is anticipated. By 2030, industrial energy demand will be about double that of the total OECD. The increase will be led by manufacturing and chemicals.

Globally, industrial demand will increase at 1.2 percent per year, with no significant change in its share of primary energy.

Global Residential / Commercial Demand



OECD
MBDOE
Average Growth / Yr.
2005 - 2030
0.1%
Commercial
0.4%
Residential
0.0%
35
30
25
20
15
10
5
0
1980
2005
2030
Non-OECD
MBDOE
1.0%
1.8%
0.9%
35
30
25
20
15
10
5
0
1980
2005
2030

Residential/commercial represents the final major demand category, with its share of global primary energy being slightly over 15 percent today. The split between residential and commercial demand globally is approximately 85 percent and 15 percent, respectively.

As shown on the left, OECD residential demand is expected to stay flat, with energy efficiency gains helping offset the impact of a modest increase in total population. Commercial demand is expected to grow slowly as the economy expands. Total OECD residential/commercial demand will be nearly constant going forward.

On the right, it's clear that this segment of non-OECD demand is dominated by residential energy use related to about 80 percent of the world's population. Residential demand is expected to grow at just below 1 percent per year, considerably faster than in the OECD, even as more efficient technologies are gradually adopted over the outlook period. Still, despite faster growth, per-capita residential energy use in the non-OECD will remain well below OECD levels through 2030. Commercial demand is expected to increase more rapidly at about 1.8 percent per year, reflecting strong economic expansion. The overall rate of demand growth for non-OECD residential/commercial is expected to be about 1 percent per year to 2030.

On a global basis, residential/commercial demand is expected to rise close to 0.7 percent per year, though its share of primary energy will fall below 15 percent.

World Energy Demand and Supply


By Sector
MBDOE
Average Growth / Yr.
2005 - 2030
350
300
250
200
150
100
50
0
1980
2005
2030
1.3%
0.7%
1.2%
1.7%
1.5%
Res/Comm
Industrial
Transportation
Power Generation


By Fuel
MBDOE
350
300
250
200
150
100
50
0
1980
2005
2030
1.3%
1.5%
2.0%
0.9%
1.7%
1.2%
Renewables
Nuclear
Coal
Gas
Oil

To summarize the outlook for all major demand sectors, overall growth in global energy demand will average 1.3 percent per year to 2030. Driving this growth will be the increasing power generation and transportation needs around the world.

That global demand will be met by a variety of energy types as shown on the right. Fossil fuels will continue to provide close to 80 percent of energy supplies over the outlook, with oil and gas accounting for close to 60 percent.

Oil demand is expected to increase at 1.2 percent per year, underpinned by transportation demand. Gas will be the fastest-growing large fuel source, reflecting its advantages as an efficient, clean-burning energy for power generation. Demand for coal will increase significantly as well, driven by the rise in electricity demand in developing countries. Nuclear will expand rapidly, primarily after 2020. In total, renewables are projected to increase at 1.5 percent per year on average to 2030. This includes a mix of fuels such as biomass (wood, charcoal, dung) – growing slowly – and wind, solar and biofuels – increasing rapidly.

Even with significant efficiency gains, the energy used by the billions of people around the world is growing. Meeting the growing need for affordable, reliable energy supplies through 2030 will not be easy or automatic. Access to resources, huge investments, technology advances and sound energy markets – including international trade – are critical.

For the most prominent worldwide energy source today – oil – an effective combination of access, investment, technology and trade is essential to reliable supplies. A more detailed discussion on the supply outlook for oil and other liquid fuels follows.

Liquids Supply and Demand



MBDOE
Average Growth / Yr.
2005 - 2030
1.3%
120
90
60
30
0
Liquids Demand
OPEC Crude
~27
~32
~38
~47
Biofuels
NGL, OPEC Condensate, Other
Non-OPEC Oil Sands
Non-OPEC Crude & Condensate
1980
1990
2000
2010
2020
2030

Global demand for liquid fuels is expected to increase from 86 MBDOE today to 116 MBDOE in 2030. These needs will be met from a variety of sources – principally oil.

The most prominent source of supply today is non-OPEC* crude oil and condensate. Over the outlook period, supplies will come from areas of growth – for example, Russia, the Caspian region, and Brazil – as well as some areas of decline, reflecting the maturity of their development, such as the U.S. and the North Sea. In total, non-OPEC crude and condensate supply is likely to reflect a long plateau with a modest downturn after 2020.

Oil sands output will grow rapidly, both from mining and in-situ developments. Supplies are expected to increase from 1 MBD in 2005 to more than 4 MBD in 2030.

Natural Gas Liquids (NGL) will increase as gas supplies grow. OPEC condensate will add more than 1 MBD, reaching over 3 MBD in 2030. Other supplies will include gas-to-liquids, expected to rise to about 1 MBD, and coal-to-liquids, which will contribute modestly through demonstration plants. Refinery processing gains will also add to increased supplies.

Biofuel supplies, primarily ethanol from corn and sugar cane, are likely to increase to about 3 MBDOE over the outlook. Biofuel production is growing rapidly, but from a small base, and so supplies are likely to meet less than 3 percent of global liquids demand in 2030.

Making up the remainder of supplies is OPEC crude supply, which is expected to rise from about 30 MBD today to about 45 to 50 MBD by 2030. Given the sizeable resource base and the capabilities of the industry, meeting this requirement is feasible – however, access to resources and timely investments remain vital to reliable, affordable supplies.

*Member countries of OPEC (Organization of the Petroleum Exporting Countries) are Algeria, Angola, Indonesia, Iran, Iraq, Kuwait, Libya, Nigeria, Qatar, Saudi Arabia, United Arab Emirates and Venezuela.

World Energy Demand – Primary Energy Supplies


Primary Energy
MBDOE
Average Growth / Yr.
2005 - 2030
350
300
250
200
150
100
50
0
1980
2005
2030
1.3%
1.5%
2.0%
0.9%
1.7%
1.2%
Renewable
Nuclear
Coal
Gas
Oil
Renewables
MBDOE
45
40
35
30
25
20
15
10
5
0
1980
2005
2030
1.5%
Wind, Solar & Biofuels
8.7%
Hydro/Geo
2.0%
0.7%
Biomass / Other
Wind, Solar & Biofuels
MBDOE
6
5
4
3
2
1
0
1980
2005
2030
8.7%
Solar 9.9%
Wind
10.5%
Biofuels
7.6%

In assessing the global energy picture, it is important to recognize the expected contribution of all primary energy sources.

Oil, driven by transportation and industrial demand, is expected to increase at 1.2 percent per year. Gas consumption is expected to grow at 1.7 percent per year, benefiting from the demand in power generation for efficient fuels with relatively low carbon intensity. On the other hand, demand for coal – with high carbon intensity – is likely to rise less than 1 percent per year. Nuclear will grow significantly, particularly beyond 2020.

Renewables will gain share, with a growth rate of 1.5 percent per year overall. As shown by the middle chart, most of this segment is made up of traditional biomass – wood, charcoal, dung – with relatively slow growth. Hydroelectric and geothermal energy are projected to increase at close to 2 percent per year – limited by the availability of natural sites.

In contrast, "modern" renewables – wind, solar and biofuels – are likely to grow rapidly, supported by government subsidies and mandates. Biofuels, mainly ethanol, will grow at about 8 percent per year, and wind and solar at about 10 percent per year. Certainly these increases will make these fuels more prominent than today. Even so, wind and solar combined will account for only about 1 percent of global energy demand in 2030. Adding biofuels will bring the three to a total share of approximately 2 percent.

World Energy and CO_2 Emissions



OECD
MBDOE
Average Growth / Yr.
2005 - 2030
0.5%
200
100
0
Other
Coal
Gas
Oil
1980
2005
2030
Demand
by Fuel
Non-OECD
MBDOE
2.0%
200
100
0
Other
Coal
Gas
Oil
1980
2005
2030
Billion Metric Tons CO2
30
20
10
0
0.1%
Coal
Gas
Oil
1980
2005
2030
Energy-Related
CO2 Emissions
Billion Metric Tons CO2
30
20
10
0
1.9%
Coal
Gas
Oil
1980
2005
2030

As indicated throughout this report, the growth in energy demand will be much more pronounced in the non-OECD countries, reflecting a large population base with rapidly rising economic prosperity. Given the anticipated fuel mix powering this economic expansion, CO_2 emissions are expected to increase as well. This page and the one that follows examine these energy and emission trends.

In the OECD, overall energy demand growth (top left) is expected to be relatively modest at 0.5 percent per year, with coal shrinking in share. In the non-OECD, by comparison, much stronger growth in the need for energy is expected, consistent with faster-growing populations and economies. There is also much more growth in the use of coal, the most carbon-intensive of the major fuels.

As a result of these energy trends, energy-related CO_2 emissions in the OECD (bottom left) are anticipated to be almost flat. Growth that occurs in energy demand is expected to be offset by a decrease in overall carbon intensity of energy use.

However, in the non-OECD, energy-related CO_2 emissions are expected to increase at a rate of almost 2 percent per year, reflecting the tremendous need for power generation, transportation and industrial fuels – and the strong growth in all fossil fuels. As a result, non-OECD countries will represent close to 95 percent of the annual growth in energy-related global CO_2 emissions over the outlook.

Global CO_2 Emissions



Energy-Related CO_2 Emissions
Billion Metric Tons
Average Growth / Yr.
2005 - 2030
1.2%
40
30
20
10
0
1980
2005
2030
Sensitivities
Potential CO_2 Reductions by 2030
Double biofuels growth through cellulosic ethanol
Double rate of improvement of new car efficiency
Replace 1/2 of coal growth with nuclear / CCS
Retire coal plants at 40 years and replace with nuclear / CCS

Energy-related CO_2 emissions are expected to increase globally at about 1.2 percent per year to 2030, reaching an annual level of close to 37 billion metric tons (top line of the chart above) – even with aggressive assumptions for energy intensity improvements.

The selection of transportation and power generation "sensitivities" shown here illustrate the significant challenges – and the practical realities – the world faces in reducing emissions.

One of the options frequently discussed relates to the development of cellulosic ethanol. As a sensitivity, the growth of biofuels is doubled, enabled by a cellulosic ethanol breakthrough. The impact is hard to see on this chart, reducing CO_2 emissions by only about 0.5 percent in 2030.

Next, still in the transportation sector, doubling the expected rate of improvement in new vehicle fuel economy would reduce CO_2 emissions by about 1 percent in 2030. This relatively small impact reflects the time it takes for new vehicles to penetrate the market and begin to materially affect the results of the total fleet.

In the power generation sector, replacing one-half of the growth in coal for power with a "low carbon" alternative, either nuclear or IGCC with carbon capture and storage, would reduce CO_2 in 2030 by about 3 percent. To put this in perspective, replacing this coal capacity with all nuclear plants would require adding 125 more nuclear plants in addition to roughly 170 new plants already projected to be built in this timeframe. The effect of this change would be greatest in the non-OECD countries where coal use is growing for power generation.

As a last sensitivity, retiring all existing coal plants at 40 years was examined. Again, this would necessitate replacing these facilities with "low carbon" alternatives – nuclear or IGCC-CCS. This option would reduce CO_2 by about 10 percent in 2030. Again, for perspective, achieving this result by substituting nuclear plants in place of this coal capacity would require adding another 500 nuclear plants to the outlook by 2030. That is more than the number of nuclear plants that exist worldwide today.

Mitigation steps equivalent to all of these combined – even though each of these is highly unlikely – would be required to eliminate CO_2 growth within the next decade.

Summary

- **Global energy demand is projected to grow at 1.3 percent per year**
  - Underpinned by economic and population growth
  - Mitigated by efficiency gains
- **Power generation represents more than 40 percent of demand increase**
  - Growth concentrated in developing countries
  - Coal maintains highest fuel share, though gas has largest growth
  - Nuclear power contribution grows, primarily post-2020
- **Transportation sector demand growth slows over time**
  - Increase in new light duty vehicle fuel economy helps offset impact of growing fleet
  - Biofuels supply increases but limited by cost and scale considerations
- **Demand growth and fuel mix will lead to increased CO_2 emissions**

Key elements of the outlook are summarized here.

First, global energy demand is expected to grow at 1.3 percent per year on average to 2030. This increase will be underpinned by economic and population growth. At the same time, significant energy efficiency gains will help mitigate overall demand increases.

Power generation to meet rapidly growing electricity needs will the biggest driver of higher energy demand, representing more than 40 percent of the increase. This increase will be concentrated in the developing countries. Coal will continue as the most prominent source of power, while gas will have the most significant growth. Nuclear power will also expand, primarily post-2020.

Energy to meet rising transportation needs will also be significant. However, demand growth will slow with time as vehicles with better fuel economy penetrate the market, and the growth in overall fleet size slows down – especially in OECD nations. While biofuels supply will increase rapidly, it is limited by both cost and scale. Therefore, oil will remain essential to meeting transportation demands.

Lastly, energy-related CO_2 emissions will rise, driven by higher demand and the expected fuel mix.

Conclusions

- **Economic progress, especially in developing countries, will drive global energy demand higher despite substantial efficiency gains**
- **Oil, natural gas and coal are indispensable to meeting this energy demand, even with rapid growth in renewables**
- **Significantly impacting CO_2 emissions requires global participation, step changes in energy efficiency, technology gains and massive investment**

We draw these three key conclusions from our outlook.

Economic progress will drive energy demand significantly higher by 2030 (up approximately 40 percent vs. 2005) – even with substantial gains in energy efficiency. This growth will be concentrated in non-OECD nations, where economies are expanding most rapidly and where billions of people require access to growing quantities of energy to realize just a fraction of the quality of life that those in developed countries take for granted.

Oil, gas and coal will remain indispensable to meeting demand for reliable, affordable energy for the foreseeable future. Because renewables start from a small base, even with rapid growth they cannot significantly alter the global energy mix over the outlook period. Fossil fuels will continue to provide about 80 percent of energy in 2030.

Significantly impacting global CO_2 emissions growth requires the combination of many challenging essentials including global participation, step changes in energy efficiency, technology gains and massive investment over decades.

Economic expansion and better living standards are a desire for billions of people around the world. Providing the reliable, affordable energy necessary for growth is imperative. Understanding the outlook for energy and thoughtfully examining the available options are essential.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
November 2007

Printed entirely on recycled paper



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

ExxonMobil
Taking on the world's toughest energy challenges.℠

February 2006

CONTENTS

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy – one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development – OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter-century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE), with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000
2005
2030
0.6%
68
57
North America
0.8%
47
37
Europe
1.3%
27
18
Russia / Caspian
1.9%
19
11
Middle East
0.9%
23
17
Asia/Pacific (OECD)
3.2%
113
44
Asia/Pacific (Non-OECD)
2.2%
18
9
Latin America
2.0%
19
11
Africa
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Republic of Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, the UK and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important, given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries
Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing Nations
2000-2030
-1.8%
-1.4%
Developed Nations
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy in 2030, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase almost 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries (See section 2).
- Advances in technology are critical to successfully meeting future energy supply-and-demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base

Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)


350
300
250
200
150
100
50
0
% = Average growth/Year 2000 - 2030
1.6%
1.8%
1.8%
1.4%
Other
Coal
Gas
Oil
1980
1990
2000
2010
2020
2030
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass,
Municipal Solid Waste
1980
1990
2000
2010
2020
2030
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%
1980
1990
2000
2010
2020
2030

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030
Light-Duty Vehicles
Million


500
400
300
200
100
0
% = Average Growth / Year 2000 - 2030
4.7%
1.2%
0.9%
North America
(incl. Mexico)
Europe
Asia/Pacific
2000
2010
2020
2030

development that ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe, where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas-consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered (See Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports



Billion cubic feet per day
100
80
60
40
20
0
LNG
Long Pipelines
Local Production
2000
2030
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources



Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/ Oil Sands
Oil Shale

Meeting Future Energy Needs: Technology, investment and supportive governments are critical

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

The Move to Deeper Water: Exploration depths


Depth in feet
2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

Total World Energy Investment Requirement: $17 Trillion

World Energy Investment, 2004-2030


Over $200 billion per year required in Oil and Gas
Oil 18%
Gas 18%
Coal 2%
Electricity 62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004


Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk.
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before.
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries



Billion metric tons CO_2
40
35
30
25
20
15
10
5
0
Average Growth / Yr. 2000-2030
1.7%
2.7%
0.5%
Developing
Developed
Growth 2000-2030
85%
15%
1980
1990
2000
2010
2020
2030

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world (See Fig. 12).
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]


Carbon Emissions
Billions of Metric Tons of Carbon
50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions of technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed advances in:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090
Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century, even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO_2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential


Projected Chinese Emissions with Enhanced Technology[6]
MMTCE
2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025
Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30% and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 35% of anticipated 2025 emissions and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-Term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks and pace policy response

Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

Our world has changed

Since the 1800s, concentrations of carbon dioxide (CO_2) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting:** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.
  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research:** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental impacts for decades to come. Examples of ExxonMobil's work in this area include:
  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

Fig. 13

Greenhouse Gas Emissions (Normalized)
Direct equity CO_2 equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical

Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 14

Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999
Million metric tons per year



12
10
8
6
4
2
0
Cogeneration
Energy Efficiency
2000
2001
2002
2003
2004
25
20
15
10
5
0
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004

Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generation. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced CO_2 emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

GCEP
Global Climate & Energy Project
STANFORD UNIVERSITY

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

GCEP Research Programs

At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

7 hydrogen
6 advanced combustion
5 solar energy
4 CO_2 storage
2 CO_2 capture and separation
2 biomass
1 advanced materials and catalysts

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

Climate Policy: Assessing risks to investors

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important, as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of CO_2 annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce CO_2 emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates CO_2 from a gas stream, compresses it to reduce volume and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of CO_2. The IPCC estimates that these large facilities account for nearly 60% of global man-made CO_2 emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers CO_2 at LaBarge, Wyoming, which is used for enhanced oil recovery. As part of that activity, a gas stream including CO_2 is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- CO_2 capture from power plants and most other large combustion facilities remains expensive.
- CO_2 storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global CO_2 emissions.

We have conducted research relevant to CCS for many years and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological CO_2 Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

Fig. 15

Carbon Capture and Storage



Power Station with CO2 Capture
Unminable Coal Beds
Pipeline
Pipeline
Depleted Oil or Gas Reservoirs
Deep Saline Aquifer

Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing CO_2 emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

Fig. 16

Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine

Cost multiple to gasoline


20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

Biofuels

The use of biofuels in transportation is another way that CO_2 emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important, as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

Cost of Production for Biofuels Options
2004 $ per gallon gasoline equivalent


4
3
2
1
0
2002
Post - 2010
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Ethanol Options
Biodiesel Options
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification

Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle CO_2 savings of about 90% versus up to 50% with current processes.[27]

Important, too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

Wind and Solar

Currently, the most competitive renewable energy source is wind power (See Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

Cost of Electricity from Traditional and Emerging Sources
Cents per kWh (2005 $)


25
20
15
10
5
0
Range 20 - 80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without CO_2 capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if CO_2 capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15% to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

Technology Choice and CO_2 Emissions

If new technologies are to be applied to realize reductions in CO_2 emissions, then it is important to understand the cost of various options in terms of dollars per tonne of CO_2 abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies, and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart in Fig. 19 illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in CO_2 are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of CO_2 than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of CO_2 abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

Fig. 19

The Cost of Reducing CO_2
CO_2 abatement costs for different technology options
Dollars per tonne of CO_2 abated



400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)

Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, limited by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in CO_2 emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.

Fig. 20

Sustained Competitive Advantage
5-year Rolling Average Return on Capital Employed**
Percent


20
15
10
5
0
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS
2000
2001
2002
2003
2004

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk are familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

Business Model
ExxonMobil Approach


Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards, and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.

- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.

- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.

- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

Fig. 22

OIMS' 11 Elements


Operations
Driver
Evaluation
1. Management Leadership, Commitment, and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.

- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by almost 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risk positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report on International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7 http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge TN. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London, UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington, DC, April 2001 (http://ghg.api.org)

19. Austin, D., and Sauer, A., Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO_2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2006

Printed entirely on recycled paper

SP-116

EXHIBIT 4

ExxonMobil

Taking on the world's toughest energy challenges.™











2006 corporate citizenship report

environmental performance

focus areas:

- Energy efficiency
- Gas flaring
- Greenhouse gas emissions
- Spill prevention
- Operating in sensitive areas

Case study: Sound and the marine environment

ExxonMobil is committed to operating in an environmentally responsible manner everywhere we do business. Our efforts are guided by in-depth scientific understanding of the environmental impact of our operations, as well as by the social and economic needs of the communities in which we operate. Our operational improvement targets and plans are based on driving incidents with real environmental impact to zero and delivering superior environmental performance. We are committed to our environmental initiative—*Protect Tomorrow. Today.*

environmental management

We manage our safety, security, health, and environmental risks worldwide using our *Operations Integrity Management System* (OIMS). This system gives us a rigorous and systematic framework by which to communicate expectations, measure progress, and ensure results. It meets the requirements of the International Organization for Standardization's standard for environmental management systems (ISO 14001).

Our business operations continue to drive improvements in their environmental performance by incorporating *Environmental Business Planning* (EBP) into the annual business planning cycle. The businesses use EBP to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve those targets. The EBP approach has been an effective tool to integrate environmental improvements into the company's overall business plan. We regularly engage with local communities to provide input to our EBP process. For additional information about EBP, please go to our Web site (*exxonmobil.com/ebp*).

For new projects and developments, we conduct environmental and social impact assessments (ESIAs) that review factors such as community concerns, sensitive environmental habitats—for example, sound and the marine environment (see case study, page 24)—and future regulatory developments. The assessment results are integrated into project decision making.

For example, ExxonMobil Development Company, which manages ExxonMobil's major new upstream projects worldwide, is developing *Environmental Standards* as guidelines to help managers plan and integrate best practices for environmental protection into new projects and drilling operations. In 2006, guidelines that address nitrogen oxides (NOx) emissions, flaring and venting, and managing offshore drill cuttings were developed. Additional guidelines for managing waste, water, and land use will be developed in 2007.

Emergency Preparedness. Risks are inherent in the energy and petrochemical business, including risks associated with safety, security, health, and the environment. ExxonMobil recognizes these risks and takes a systematic approach to reducing them.

environmental performance a closer look

Climate change: policy perspective

A global approach to the risk posed by rising greenhouse gas emissions is needed that recognizes energy's importance to the world's economies. Developing countries will weigh emissions reductions against energy-intensive economic development, which lowers poverty and improves public health.

Policymakers can work today to reduce the risk of climate change due to rising greenhouse gas emissions by seeking to:

- Promote energy efficiency both in energy supply and end use;
- Ensure wider deployment of existing emissions-reducing technology;
- Support research and development of new technologies that can dramatically lower emissions while ensuring energy availability; and,
- Maintain support for climate research, to inform policy and the pace of response.

The choice of policy tools will be important. Each should be assessed for effectiveness, scale, and cost, as well as their implications for economic growth and quality of life. In our view, effective policies will be those that:

- Promote global participation;
- Ensure any cost of carbon is uniform across the economy and is predictable; uniformity ensures economic efficiency in getting the biggest reduction in emissions at the lowest cost, and predictability facilitates investment in technologies needed to reduce emissions;
- Maximize the use of markets, to aid rapid adoption of successful initiatives;
- Maximize transparency;
- Minimize complexity and administrative costs; and,
- Provide flexibility to adjust to ongoing understanding of the economic impact and evolving climate science.

Public Policy Research Contributions. ExxonMobil supports the development of public policy to address the risk posed by rising greenhouse gas emissions.

ExxonMobil contributes to a broad array of organizations that research significant domestic and foreign policy issues and promote discussion on issues of direct relevance to the company. Our support is transparent, and our U.S. contributions can be found on our Web site (*exxonmobil.com/contributions*). These groups range from the Brookings Institution and the American Enterprise Institute to the Council on Foreign Relations and the Center for Strategic and International Studies.

As most of these organizations are independent of their corporate sponsors and are tax-exempt, our financial support does not connote any substantive control over or responsibility for the policy recommendations or analyses they produce.

We place great emphasis on planning to ensure a quick and effective response capability to operational incidents. Operating businesses and major sites have well-trained teams who are routinely tested in a range of scenarios including product spills, fires, explosions, natural disasters, and security incidents. In addition to hundreds of local drills in 2006, we conducted six major regional emergency response drills, which included a major drill conducted together with the U.S. Coast Guard in Alaska. For more information on our emergency prevention and response systems, please go to our Web site (*exxonmobil.com/emergencyresponse*).

global climate change and greenhouse gas emissions

Climate Change. Addressing the risk posed by rising greenhouse gas (GHG) emissions while providing more energy to support economic growth and to improve global living standards is an important issue facing our world today.

Climate remains an extraordinarily complex area of scientific study. Because the risk to society and ecosystems from rising greenhouse gas emissions could prove to be significant, strategies that address the risk need to be developed and implemented.

environmental performance a closer look

Reporting greenhouse gas emissions

ExxonMobil is committed to reporting greenhouse gas emissions from our operations, and we have reported our emissions since 1998. Our calculations are based on the techniques and emissions factors provided in the internationally endorsed *Compendium of Greenhouse Gas Emission Estimation Methodologies for the Oil and Gas Industry* (American Petroleum Institute) and the *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions* (International Petroleum Industry Environmental Conservation Association), which we helped to develop.

Calculating global GHG emissions is complex, not least because:

• Emissions from petroleum production and refining operations can vary widely due to differing geological circumstances, natural resource characteristics such as sulfur levels in crude oil, and the range of end-product specifications required in different regions, countries, or even local markets.

• On average, about 87 percent of petroleum-related GHG emissions are produced by end users, versus 13 percent by petroleum industry production and manufacturing operations. The emissions produced by burning specific fuels are well-known — for example, standard gasoline and diesel fuel emit 20.3 and 22.5 pounds of CO_2 per gallon, respectively. But actual end-user emissions will depend on factors such as vehicle choice, travel habits, and energy-efficiency efforts in businesses, homes, offices, and vehicles.

• The supply chain for crude oil from production to product marketing involves numerous changes of ownership such that approximately 20 percent of the crude oil we refined in 2006 came from our own production, and about half of the fuel products that we produced were sold to other companies who in turn sell them to others. This petroleum supply chain is illustrated below.

It is important that producers, refiners, distributors, and end users in the chain take responsibility for managing and accounting for the emissions they generate. Those who operate facilities or use fuels are in the best position to identify opportunities to control emissions.

ExxonMobil 2006 worldwide petroleum supply overview

MBD million barrels per day


4.4 MBD Crude purchased to supply refineries
2.4 MBD ExxonMobil global crude production
6.4 MBD Refinery output
(5.6 MBD crude input, plus other feedstocks, plus volume gain via processing)
1.3 MBD Purchased products
Lubricants and specialty product sales
3.4 MBD Fuel sales direct to end users
Feedstocks for chemical manufacturing
3.5 MBD
Production
Refining
Marketing

greenhouse gas emissions (absolute)
direct equity, CO_2-equivalent emissions
(million metric tons)


150
100
50
0
03
04
05
06

■ downstream ■ upstream ■ chemical
■ cogeneration and Hong Kong power

greenhouse gas emissions (normalized)
direct equity, CO_2-equivalent emissions (excluding cogeneration)
(metric tons per 100 metric tons of throughput)


60
40
20
0
03 04 05 06
03 04 05 06
03 04 05 06

■ upstream ■ downstream ■ chemical

avoided GHG emissions from ExxonMobil actions since 1999
CO_2-equivalent emissions
(million metric tons)


12
8
4
0
00
02
04
06

■ energy efficiency ■ cogeneration

Meaningful approaches must be affordable to consumers, applicable in the developed and developing world, and allow for continued economic growth and improvements in living standards. Technological advances will be critical.

Greenhouse Gas Emissions. At ExxonMobil, we take the risk posed by rising GHG emissions seriously and are taking action. Our scientists and engineers are working to reduce GHG emissions today, while supporting the development of new technologies that could significantly reduce emissions in the long term. Examples include:

• Improving energy efficiency at our facilities, resulting in CO_2 emissions reduction of about 8 million metric tons in 2006 from steps taken since 1999, equivalent to taking about 1.5 million cars off the road in the United States;

• Investing in cogeneration capacity, reducing global CO_2 emissions by over 10.5 million metric tons in 2006, equivalent to taking about 2 million cars off the road in the United States;

• Continuing to support the *Global Climate and Energy Project* (GCEP) at Stanford University—a pioneering research effort to identify technologies that can meet energy demand with dramatically lower greenhouse gas emissions. Study areas include solar energy, hydrogen, biofuels, and advanced transportation;

• Working with auto and engine manufacturers to improve fuel economy by as much as 30 percent, reducing emissions of CO_2 as well as air pollutants;

• Partnering with the European Commission and other organizations to assess the viability of geological carbon storage;

• Exploring new ways to produce hydrogen for potential long-term applications ranging from vehicles to retail stations and large production facilities; and,

• Engaging with the U.S. Environmental Protection Agency in the SmartWay® Transport Partnership to improve fuel economy and reduce emissions associated with the transportation of our products.

In 2006, our greenhouse gas emissions were 146 million metric tons, a 5.4-percent increase over 2005 due to increases in oil production in Africa and the ramp-up in energy-intensive liquefied natural gas (LNG) production from new facilities in the Middle East.

Research and Development. We have been working for more than 25 years with scientific and business communities, taking part in research to create economically competitive and affordable future options for reducing global emissions associated with growing demand for energy. Because the combustion of fuels by consumers generates the majority of GHG emissions, we also work with auto and engine manufacturers, government laboratories, and academia to develop more efficient technologies for the use of petroleum products, especially in transportation. As one example, we are working on separate initiatives with Toyota and Caterpillar to develop more efficient, cleaner-burning internal combustion engines and engine systems that could improve the fuel economy of future vehicles by up to 30 percent versus current gasoline engines.

The *Global Climate and Energy Project*, now entering its fifth year, continues to expand and diversify its portfolio of research activities. Research in the past year included work in biomass energy, advanced coal utilization, solar energy, fuel cells, hydrogen, carbon capture and storage, and advanced combustion for possible transportation and other applications. In 2007, GCEP will begin research on advanced energy storage that offers the potential to enhance the commercial

Through GCEP, research is being conducted to discover affordable options for reducing global greenhouse gas emissions associated with energy use. For example, graduate student-researcher Shannon Miller investigates more efficient combustion engines in the Advanced Energy Systems Lab at Stanford University.



viability of intermittent energy sources such as wind and solar. Increasingly, GCEP funding has been awarded to scientists outside Stanford at other research institutions in the United States, Australia, the Netherlands, Switzerland, and Japan. Specific research programs launched in 2006 include the investigation of the following:

• Genetically engineering an organism that can convert solar energy into chemical energy stored as hydrogen;

• Developing far more efficient engines based on advanced combustion concepts;

• Storing carbon dioxide underground in secure formations for thousands of years;

• Developing inexpensive solar cells from organic materials; and,

• Preparing specific diesel fuels from biological feedstocks.

improving energy efficiency

In 2006, we consumed approximately 1475 trillion British thermal units (BTUs) of energy running our operations. Since the launch of our *Global Energy Management System* (GEMS) in 2000, we have identified opportunities to improve energy efficiency at our refineries and chemical plants by 15 to 20 percent. We have implemented more than half of these opportunities, with associated cost savings of approximately $750 million per year in our Refining and Chemical businesses. As a result of these actions, we have avoided the emission of about 8 million tons of associated GHG in 2006, which is roughly equivalent to removing 1.5 million cars from U.S. roads.

We continue to implement a range of operational and facility improvements, conduct targeted research and development of energy-saving new technologies, and apply technological innovations in our projects. As part of the American Petroleum Institute's *Voluntary Climate Challenge Program*, ExxonMobil is committed to improve energy efficiency by 10 percent between 2002 and 2012 across our U.S. refining operations. We are on track to meet this commitment not only in the United States but also globally.

As an example, our Trecate, Italy, refinery improved energy efficiency by over 15 percent since 2000. About half of the improvements to date are the result of low-cost optimization of day-to-day operations. The remainder is attributable to the installation of new energy-efficient facilities. A GEMS assessment in 2006 identified additional energy-saving opportunities equivalent to $10 million to $15 million per year.

Cogeneration. Cogeneration is the simultaneous production of electricity and thermal heat/steam. By capturing the waste heat that otherwise escapes into the atmosphere or is lost in condensing steam back to water, we are able to use it directly within our manufacturing and production facilities. Cogeneration has been a significant factor in reducing energy consumption and improving energy efficiency at ExxonMobil facilities around the world. With the latest turbine technology, cogeneration can be twice as efficient as traditional methods of producing steam and power separately.

As an industry leader in cogeneration applications, we invested more than $1 billion into cogeneration projects during 2004 to 2005 alone. We now have interest in about 100 such facilities in more than 30 locations worldwide with a combined capacity of 4300 MW of power. ExxonMobil's current cogeneration capacity reduces global CO_2 emissions by over 10.5 million metric tons annually. The amount of CO_2 reduced is equivalent to taking about 2 million cars off the road in the United States.

We are undertaking facility upgrades at our U.S. facilities to reduce our combined NO_x/SO_2 emissions by 70 percent from our 2000 baseline levels. Total air emissions from our Beaumont, Texas, complex decreased by 65 percent from 2000 to 2005.



hydrocarbon flaring from worldwide oil and gas production
(million standard cubic feet per day)


900
600
300
0
03
04
05
06

In 2006, we continued the development of new cogeneration projects in Kazakhstan, Belgium, China, and Singapore, which are scheduled for completion between 2007 and 2010. These four projects alone represent a combined capacity of 875 MW of power and will bring our total cogeneration capacity to over 5000 MW by 2010.

Our cogeneration facility in Belgium, currently under construction, is designed such that nearly two-thirds of the power could be exported from the site to the public power grid. Other cogeneration projects currently under development in Europe and the United States will also consider larger configurations that have the capacity to export excess power from the sites.

flare reduction

Globally, we strive to minimize the flaring of natural gas. This includes both gas that is produced along with oil and that has no economic outlet, and gas that is flared as a result of operating events. Flare reduction efforts are in place across all our operations, and *Flare & Venting Reduction Guidelines* have been developed for use in all new upstream production installations. In our existing facilities, we are implementing procedures and projects that will improve operations reliability and, therefore, reduce the flaring associated with unexpected operating events and equipment maintenance.

In Venezuela, for example, ExxonMobil completed our Gas Facility Modification Project in 2006, together with our joint-venture partners. The project improved the ability to meet gas sales specifications and provided new high-capacity gas-handling equipment to manage future increases in produced gas volumes while reducing flaring to minimum operating levels.

Our operation in Nigeria is the largest single source of flaring among the countries where we do business. We are investing about $3 billion in gas utilization and commercialization projects to eliminate routine gas flaring.

As a result of growth in oil production in Africa, where there is a high quantity of associated gas produced with the crude oil, and limited markets for natural gas, flaring has increased. This increased gas production has more than offset our efforts to reduce flaring in existing operations. In 2006, upstream flaring increased 10 percent over 2005.

Our refineries, on the other hand, reduced flaring by over 10 percent in 2006 through implementation of *Flaring Best Practices*. For example, at our Baytown complex in Texas, the refinery reduced flaring by 80 percent compared to 2003. To continue this progress, an Air Incident Reduction (AIR) Team was created to identify additional opportunities for reducing flaring at the chemical plants at the site.

To reduce upstream flaring, ExxonMobil is exploring additional opportunities for increasing gas recovery as an alternative to gas flaring. For example, we are an active member of the World Bank's Global Gas Flaring Reduction Partnership, working with others to overcome barriers to implementing economically feasible alternatives to gas flaring. Our affiliates are engaged with host governments to develop constructive regulations and frameworks that promote gas markets and enable attractive gas utilization projects.

air emissions of VOCs, SO_2, and NOx
(thousand metric tons)


450
300
150
0
VOCs
SO2
NOx
2003
2004
2005
2006

air emissions from operations

We are working to reduce emissions such as sulfur dioxide (SO_2), nitrogen oxides (NOx), and volatile organic compounds (VOCs) from our operations. Our progress in reducing air emissions is the result of numerous initiatives, including major capital investments, implementation of cost-effective new technologies, and adoption of creative new operating practices. In some cases these reductions are driven by new regulations, and in other cases we are responding to the priorities in communities around our operations. As a result of these efforts, we have reduced these air emissions by 11 to 20 percent from 2003 levels.

Over the next several years, we are undertaking facility upgrades at our U.S. facilities to reduce our combined NOx/SO_2 emissions by 70 percent from our 2000 baseline levels. Total air emissions from our Beaumont, Texas, complex decreased by 65 percent from 2000 to 2005. We made significant investments over this time period and are making good progress toward reducing emissions another 25 percent by 2008 over 2005 levels. Upgrades and facility improvements for air emissions reduction include energy cogeneration, retrofitted controls for a wet gas scrubber, and additional flare gas recovery.

At our Fawley refinery in the United Kingdom, we addressed a new standard for ambient SO_2 by linking an air quality monitoring station in the community to the refinery control panel. With this improvement, air quality changes can be immediately interpreted and addressed, and the cost and impact on our operations of meeting the new regulations have been reduced. More importantly, this innovative solution has enabled us to continue to reduce the impact of the refinery on the community.

environmental performance
a closer look

ExxonMobil joins U.S. EPA's SmartWay® Transport Partnership

In March 2006, ExxonMobil joined the SmartWay® Transport Partnership. This Partnership is a voluntary collaboration between the U.S. Environmental Protection Agency (EPA) and the freight industry designed to increase energy efficiency while significantly reducing emissions that may result in air pollution. The Partnership aims to achieve fuel savings of up to 150 million barrels of fuel per year and currently includes more than 500 partners.

Many of the SmartWay® Transport strategies are already being implemented in our delivery fleet. ExxonMobil will contribute to the Partnership's goal of reducing carbon dioxide, nitrogen oxides, and particulate emissions by improving the environmental performance of our truck fleet operations.

We are committed to the use of technology and best practices to improve environmental performance beyond compliance and regulation. For example, in 2005 and 2006, many of our chemical plants and refineries conducted surveys of VOC emissions using a new optical imaging technology. This technology not only provides a more efficient means of detecting leaking valves, but also allows sites to easily detect emissions from storage tanks, heating and cooling equipment, and other sources that are not as easily monitored.

In addition, we are actively supporting initiatives to reduce the emissions from consumers' use of our products in the transportation sector. For example, in 2001, ExxonMobil began a multiyear program to successfully phase out leaded gasoline in sub-Saharan Africa by the end of 2005. We worked in collaboration with IPIECA, the World Bank, NGOs, and local governments, and on January 1, 2006, all of sub-Saharan Africa became lead-free. The United Nations Environment Programme (UNEP) has expanded this program beyond Africa to eliminate leaded gasoline in the 30 remaining countries around the world that still use it. ExxonMobil supports this initiative and will continue to participate until leaded gasoline is fully phased out.

marine vessel spills (owned/operated and long-term leased)
(number of spills)


18
12
6
0
00
01
02
03
04
05
06
> 1 barrel in volume
< 1 barrel in volume

other spills (non-marine)
(number of oil, chemical, and drilling fluid spills greater than 1 barrel)


660
440
220
0
00
01
02
03
04
05
06
number of spills to water
number of spills to soil

spill prevention

ExxonMobil is committed to the prevention and elimination of spills from our operations, and we have made significant improvements in our performance.

In 2006 we achieved a record low number of oil spills to the environment as a result of ongoing improvement efforts focused on upgrading and replacing key equipment and on comprehensive inspection and surveillance programs. The 2006 performance represents a 21-percent reduction from 2005 and continues a trend that has resulted in an over-10-percent average reduction per year since 2000. All of our operating units have set ambitious targets for further spill reduction.

Although the number of spills is at a record low, we are continuously working to reduce both the number and the volume of spills. Despite our progress, as a result of a handful of larger-volume spills, the total volume spilled in 2006 exceeded that in 2005. Rigorous cleanup efforts for all spills result in recovery of much of the volume spilled.

Many of the initiatives and processes implemented to achieve improvements in spill performance have come from our field-based spill prevention teams, which include employees from operations and maintenance, supported by engineers, and backed by commitments from every level of management. Teams meet regularly to share ideas and information that lead to improvement in performance.

Our refining and chemical divisions have implemented an *Oil Spill Best Practice Program* and are providing additional resources to assist in the identification of causal factors and solutions that address the root causes of spills at sites with higher incident frequency. Multiyear infrastructure improvement programs and focused inspection programs are also under way. For example, at our Torrance facility in California, we began an underground piping replacement project in the late 1990s. As a result of this ongoing program and increased operator awareness, the number of oil spills has been significantly reduced from 2004 to 2006.

waste management

At ExxonMobil, we use a tiered approach to reduce waste, both hazardous and nonhazardous. Our first priority is to reduce waste at its source. If this cannot be achieved, we recycle or reuse waste to the extent feasible. Any remaining hazardous waste is then treated to render it nonhazardous or disposed of at an approved hazardous waste disposal site.

Over the last five years, we successfully reused on average about 40 percent of the hazardous waste generated. The amount of hazardous waste disposed of from ongoing operations decreased by about 25 percent from 2003 to 2006. Total hazardous waste disposed of in 2006 was 246 thousand metric tons, about 17 percent less than in 2005.

In 2005, our Baytown olefins plant in Texas partnered with a company that makes use of one of the plant's waste streams. Working with local regulatory agencies and with this partner company, we were able to find an alternative use for the waste product, which is now being used in a manufacturing process. As a result, the plant's hazardous waste generation in 2006 decreased by approximately 950 metric tons.

In 2006, we achieved a record low number of oil spills, as a result of ongoing improvement efforts focused on upgrading and replacing key equipment and on comprehensive inspection and surveillance programs.

Our business operations span a variety of ecosystems, such as the Santa Barbara Channel in Southern California, where we operate three offshore platforms as part of our Santa Ynez Unit facilities. At all locations, we adhere to the industry's highest standards of environmental management to develop appropriate mitigation steps.



We are also constantly reviewing our internal processes to identify new ways to reduce waste. Over the past five years, our Edison Synthetics Plant in New Jersey reduced the amount of solid waste generated per barrel of product by 46 percent. Specific areas of focus include improvements to an alkylated naphthalene process that has reduced waste generation by 70 percent to date. Two other areas of focus were our *No Oil to Sewer Program*, which reduced separator waste oils by 70 percent, and the elimination of lime in our jet oil manufacturing process, which reduced filter cake waste by 26 percent.

regulatory compliance and expenditures

In 2006, our worldwide environmental expenditures were more than $3.2 billion, including $1.1 billion in capital expenditures and over $2.1 billion in operating expense. Fines and settlements paid in 2006 represent about four-tenths of 1 percent of our total expenditure.

freshwater management

We recognize that we have a responsibility to surrounding communities and the environment for managing our freshwater use in a sustainable manner. ExxonMobil continually seeks ways to reduce freshwater use and preserve water quality, through the design and operation of our facilities, recycling and reuse, and measures to prevent water pollution.

Our major manufacturing facilities (e.g., refineries and chemical plants) had a net consumption of 309 million cubic meters of fresh water in 2006, representing an 8-percent reduction since 2004.

Our recent freshwater survey identified areas in which we operate where fresh water is a potentially scarce resource. ExxonMobil sites operating in these areas are addressing ways of reducing their freshwater usage through their respective *Environmental Business Planning* (EBP). For example, in our operations in Chad, the team conducted the initial hydrotest for the 30-kilometer Miandoum-to-Moundouli pipeline using produced water instead of fresh water.

protecting biodiversity

ExxonMobil recognizes the importance of conserving biodiversity while meeting the world's growing demand for energy and improving lives in the areas where we operate. Because our business spans the globe, we face the challenge of operating in a variety of ecosystems with sensitive characteristics. To address this challenge, we work under the industry's highest standards of environmental management. We consider that healthy ecosystems can go hand-in-hand with economic development through careful community management of natural resources. ExxonMobil supports programs that build the capacity of local communities to maintain and protect their natural environment. For more information, please go to our Web site (*exxonmobil.com/biodiversity*).

We assess each location individually for environmental sensitivities and develop appropriate mitigation steps. We employ a variety of assessment tools in implementing our *Environmental Aspects Guide*, which has been in use for almost 10 years. This *Guide* assists in the systematic identification and mitigation of potential environmental impacts associated with our operations using a five-step process to ensure that relevant activities, products, and services are identified, potential environmental impacts are assessed, and necessary actions are implemented and documented.

These processes are assessed within OIMS and are consistent with the requirements of ISO 14001, the International Organization for Standardization's standard for environmental management systems.

We also utilize Environmental and Social Impact Assessments (ESIAs) to identify sensitive areas and develop mitigation steps for our new projects. This includes an ecosystem evaluation and consideration of biological, chemical, and physical characteristics, including consideration of people's health and socioeconomic needs as an integral part of the environment. We limit where we conduct field activities, locate camps in specific areas to minimize our impacts, and restore affected areas to environmentally acceptable conditions.

environmental performance a closer look

Biodiversity

- In the proposed Hong Kong LNG Terminal Project, improvements to the site layout were identified and reduced our marine footprint by 85 percent, thus reducing the loss of natural coastline.

- Through careful planning of the layout for the Golden Pass LNG Terminal Project in Sabine Pass, Texas, 20 acres of wetlands were preserved. For the Adriatic and Golden Pass LNG Terminal Projects, we plan to use horizontal directional drilling to install pipelines under, instead of across, water bodies and sensitive wetlands.

- Five of ExxonMobil's business properties are certified Wildlife Habitat Council (WHC) sites. These sites provide habitat for wildlife in Montana, Wyoming, Texas, and New Jersey. In 2006, ExxonMobil became a founding supporter of WHC's *Corporate Land for Learning* program, designed to encourage certified WHC private lands to become conservation educational centers for the communities in which they operate.

- Esso Exploration Angola (Block 15) Limited is the main corporate sponsor of the Universidade Catolica de Angola's Palanca Negra Gigante (Giant Sable Antelope) Conservation Project in Angola. The purpose of the project is to research and protect the remaining populations of the Giant Sable Antelope, Angola's national symbol, which is believed to be close to extinction. As the population of the Giant Sable—now believed to be about 200 animals—increases and becomes more visible, opportunities for ecotourism for resident communities are expected to grow significantly.

In Angola, we are sponsoring researchers at the Universidade Catolica to study and protect the remaining populations of the Giant Sable Antelope, Angola's national symbol, which is believed to be close to extinction.



Carbon Disclosure Project (CDP4) Greenhouse Gas Emissions Questionnaire

We request as full a reply as possible to the following questions by no later than 31st May 2006. Please send your response electronically, in English, to the Project Coordinator at info@cdproject.net or use our web site for direct data entry www.cdproject.net/cdp4. If you already publish the relevant information, please indicate for each question how this can be accessed. If at this stage you can only provide indicative information we would still welcome this; "a best guess" is more valuable to us than no response. If you are unable to answer any of these questions please state the reasons why.

This is the fourth CDP information request (CDP4). Please state the dates of reporting periods, and if reporting emissions for the first time, please provide data for the last four measurement periods, where available. For previous respondents, please highlight developments and trends since CDP3. The following pages provide guidance on answering the questionnaire and further information about CD

1. *2006 General: How does climate change represent commercial risks and/or opportunities for your company?*

Climate change presents both risks and opportunities. We are taking steps to better understand and respond to the environmental, economic and social risks that climate change poses both as a policy issue and to manage the business risks and opportunities that exist. A comprehensive discussion of our approach is published in our *Tomorrow's Energy - a Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options* found at www.exxonmobil.com (copy attached).

ExxonMobil believes managing the risks from increases in global greenhouse gas emissions is an important concern for us, industry and governments around the world. To address these risks we are taking actions to reduce energy use and emissions in our own operations as well as to help customers use our products more efficiently. Our actions include operating investments and optimizations that reduce emissions, as well as industry-leading research on technologies with the potential to reduce global greenhouse gas emissions in the future. ExxonMobil has also been a leader in supporting scientific research to address the well-known scientific uncertainties and gaps that limit understanding of climate change today. Ongoing support for scientific research is critical to improve society's ability to assess climate risks and provide essential input to advise public policy over the coming decades.

To reduce emissions, ExxonMobil relies on disciplined management systems, including our Global Energy Management System and Global Reliability and Maintenance Management System. We continue to significantly improve our energy efficiency and invest heavily in cogeneration facilities, discussed further below. Each year as part of the annual planning cycle, each business unit around the world develops detailed Environmental Business Plans to identify and implement innovative steps to reduce emissions cost-effectively.

In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. The future poses uncertain market and technological risks as well as regulatory uncertainty. Risks to shareholder value depend on these developments and on the response of competitors. Today, only a few nations, mostly in Europe, have implemented regulatory controls on greenhouse gas emissions. Estimates for allowance prices under carbon trading regimes remain highly speculative and dependent upon further developments, particularly regarding future regulations. To date, no governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on ways forward for the post-2012 period. ExxonMobil will respond to these uncertainties and developments using our traditional approach: disciplined planning and investment, financial strength, efficient and reliable operations, and research and development. Those best able to manage investment risks and operate efficiently will achieve competitive advantage. As the industry responds to these commercial impacts, we expect - just as we have in other areas - to be an industry pacesetter.

Meanwhile global demand for energy continues to rise to meet the needs and aspirations of people everywhere. This is especially true in developing countries where nearly two billion people remain without access to the benefits of modern commercial energy. Economic growth provides both an opportunity and a challenge to develop and utilise efficient, clean energy technologies. ExxonMobil is well positioned to respond to this opportunity and challenge.

Industry and governments should recognize the relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is essential to take into account economic and social as well as environmental consequences of climate change and of policies to address climate change. We are active in the policy-making process both through direct participation in scientific, technical, economic, and policy forums, and by working through trade associations to engage in public policy discussions.

Our actions to reduce GHG Emissions are discussed under question 4.

2. *Regulation: What are the financial and strategic impacts on your company of existing regulation of GHG emissions, and what do you estimate to be the impact of proposed future regulation?*

As a result of internal actions, we expect to meet our obligations under the EU-ETS for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005 - 2007 includes the costs of monitoring and reporting, third party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. It also includes investments in energy efficiency and operational changes to reduce emissions. These costs will be offset in some part by the revenue from sales of surplus emissions allowances and through market changes that promote the use of natural gas. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

As stated in question 1, we do not believe it is possible today to assess the potential implications for shareholder value from initiatives to address climate change. The world features market and technological risks, geographical diversity and regulatory uncertainty. Only a few nations, mostly in Europe, have implemented regulatory controls on greenhouse gas emissions. Estimates for allowance prices under carbon trading regimes remain highly speculative and dependent upon further developments, particularly regarding future regulations. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on ways forward for the post-2012 period. ExxonMobil will respond to these uncertainties and developments using our traditional approach: disciplined planning and investment, financial strength, efficient and reliable operations, and research and development. Those best able to manage investment risks and operate efficiently will achieve competitive advantage. As the industry responds to these commercial impacts, we expect - just as we have in other areas - to be an industry pacesetter

3. *Physical risks: How are your operations affected by extreme weather events, changes in weather patterns, rising temperatures, sea level rise and other related phenomena both now and in the future? What actions are you taking to adapt to these risks, and what are the associated financial implications?*

ExxonMobil operates in over 200 countries around the world, and is subject to natural phenomena that occur in those regions. We address these risks in a number of ways. We start by designing to protect against known risks such as high wind or flooding. Additionally, we believe emergency preparedness is key to successful outcomes in such events. Maintaining a strong response capability to emergencies, should they occur, is a top priority for all of our organizations worldwide. We conduct emergency response drills at all levels starting with individual units within operating plants and local drills, all the way up to major drills include governments, multiple EM locations, and other appropriate authorities.

During hurricanes Katrina and Rita, ExxonMobil successfully shut in all offshore oil and gas production and several U.S. Gulf refineries and chemical plants without injury or significant environmental incident. The relatively quick restoration of operations, the limited impact on the environment, and the safety of ExxonMobil employees in the affected areas can be attributed to robust facility designs, and strong emergency preparedness.

4. *Innovation: What technologies, products, processes or services has your company developed, or is developing, in response to climate change?*

We are active in technology development and deployment to reduce GHG emissions in our own operations and by our customers.

- Energy Efficiency: Our energy efficiency program, which has been in place for many years, has accelerated in recent years through application of our in-house developed Global Energy Management System. In 2005, our Refining and Chemical operations had best-ever energy efficiency, both improving nearly 7% since GEMS implementation starting in 2000.

- Cogeneration: Our investments in cogeneration, the simultaneous production of power and steam, for energy conservation and efficiency are industry leading and are described in response to question 8.

- Low emission Natural Gas: ExxonMobil is the world's largest nongovernmental producer of natural gas, a low carbon fossil fuel. With its inherent advantages in efficiency and low emissions, natural gas is expected to play an increasing role in meeting world energy demand. ExxonMobil is playing a leading role in developing liquefied natural gas (LNG) projects that enable the transportation of large volumes of natural gas from remote locations to major centres of demand. For example, in 2005 ExxonMobil participated in LNG operations in Qatar and Indonesia with a combined gross capacity of 30 million tons per year, shipping LNG to customers in Japan, India, Korea, Europe and the United States. This represents about 20 percent of the global industry capacity. Between 2007 and 2011, ExxonMobil plans to participate in the start-up of eight LNG trains in Qatar, Australia, and Angola. These new trains represent approximately 35 percent of industry's new LNG capacity expected to be added by 2011.

- Flaring reduction: We are investing to reduce the flaring of natural gas that is associated with crude production where there is not an economic gas market. These investments include gas reinjection into producing reservoirs, infrastructure to reach new and existing markets, and LNG projects. We expect flaring investments to reduce our upstream flaring by 40% in the year 2009, with reductions beginning in 2006.

- Carbon Capture and Storage (CCS): ExxonMobil has been active for several decades in development and industrial scale utilization of the technologies relevant to carbon capture and storage (CCS). We capture CO_2 from associated gas in oil and gas production, utilize pipelines for CO_2 transport, and inject CO_2 into geological formations as part of enhanced oil recovery projects. ExxonMobil has been a leader in the use of gases, including CO_2, for enhanced oil recovery. Significant examples include our participation in the CCS project at Sleipner in the North Sea and geological storage of CO_2 from operations at LaBarge, Wyoming.

- Technology Research and Development: We believe new and advanced technology is critical to meeting growing energy demand in an environmentally responsible manner, and we are active in multiple areas of research.

  - Advanced vehicle and fuels technology: We partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95 percent of vehicles in 2030, so technologies that improve its fuel efficiency and emissions performance could substantially reduce GHG emissions. For example we are working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission fuel and engine systems. This has already produced ground breaking research in combustion science, including progress in Homogeneous Charge Compression Ignition.

  - Hydrogen generation technology: Our scientists are working to develop robust, efficient hydrogen generation technology that could be used in a variety of applications - including on-vehicles, at retail stations and in large-scale facilities. ExxonMobil continues to be an active participant in the U.S. Department of Energy's FreedomCar and Fuel Partnership.

  - Carbon Capture and Storage technologies: ExxonMobil has conducted research relevant to CCS for many years. We have also supported external research to understand the scientific, economic, technical, and policy aspects of carbon capture and disposal to help advance this technology. Supported research includes programs at MIT, the University of Texas, the International Energy Agency GHG R&D Programme, the Global Climate and Energy Project at Stanford University, and the European Union's new five-year CO2ReMoVe program to advance technologies and scientifically based methodologies to monitor geological storage of CO_2.

  - Operating Efficiency: We have a long history of delivering improved energy efficiency within our operations and we continue to focus resources seeking new advances in this area. In addition to our Global Energy Management System which has delivered nearly a 7 % improvement in our operations since its launch in 2000, we are researching ways to capture more waste heat within processes and to require less heat to produce our products. Recent examples include new heat exchanger technology to improve heat transfer, and advanced fractionation technologies which require less heat to separate useful products.

- Advanced Lubricants: We have developed many of the most technologically advanced lubricants for passenger and commercial vehicles, industrial equipment, and marine and aviation applications. Our advanced technology offers benefits for passenger vehicle owners and the environment through motor oils that allow improved fuel economy, better engine protection and longer drain intervals. We played an integral role in developing low-friction oils that increase fuel economy by about one to two percent, thereby helping to lower emissions.

- Global Climate and Energy Project (GCEP): ExxonMobil initiated the largest privately-funded low greenhouse-gas energy research effort in history, the global Climate and Energy Project led by Stanford University. At the end of 2005, researchers were leading a total of 27 energy-related research programs. These involve over 30 faculty in 12 Departments and 200 student and post-doctoral fellows at Stanford. GCEP programs are also underway at the Energy Research Centre of the Netherlands (ECN), the Delft University of Technology (TU-Delft), Swiss Federal Institute of Technology Zurich (ETH Zurich), Carnegie Institution of Washington, University of Montana, University of New South Wales in Australia, and the Research Institute of Innovative Technology of the Earth in Japan. Projects include work in multiple areas:
  - Solar Energy : Nano-structured solar cells; Photosynthetic bioelectricity
  - Biomass : Genetic engineering to enhance cellulose production; Novel yeast species for fermentation
  - Carbon dioxide capture, separation and sequestration : membrane separation and long term geological storage
  - Hydrogen : Direct biological hydrogen; Nano-materials for hydrogen storage

Avoided GHG Emissions due to ExxonMobil GEMS and Cogeneration Application since 1999


12
8
4
0
Cogeneration
Energy Efficiency
2000 2001 2002 2003 2004 2005
24
16
8
0
2006+
Flare Reduction
Energy Efficiency
Cogeneration
Total Avoided
Emissions 1999 to 2005

In 2005, our energy-saving initiatives implemented since 1999 had a GHG effect equivalent to taking nearly 2 million cars off the road. We have identified opportunities for avoiding GHG emissions equivalent to taking another two million U.S. cars off the road.

5. *Responsibility: Who at board level has specific responsibility for climate change related issues and who manages your company's climate change strategies? How do you communicate the risks and opportunities from GHG emissions and climate change in your annual report and other communications channels?*

ExxonMobil has managed the climate change issue at a high level in the Corporation for over two decades. For the past several years, the Vice-President of Safety, Health and Environment has led this process. Our Vice-President of Safety, Health and Environment reports to a member of the Management Committee who reports to the CEO. Our approach includes timely interactions on this issue with members of the Management Committee as well as annual updates with the the ExxonMobil Board of Directors and the Public Issues Committee, comprised of non-employee directors. We have a Manager of Science, Strategy and Programs, reporting directly to the Vice President of SH&E, who is responsible for development of policy and plans related to GHG emissions and climate change. Additionally, we have a manager who provides oversight to stewardship and compliance processes across the business functions. Within the business functions there are resources dedicated to GHG trading, compliance verification, and reporting.

In January 2006, we published *Tomorrow's Energy* (an enhancement to our 2004 publication *A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy*) which provides an extensive assessment of our views on the risks and opportunities associated with climate change. Additionally, our annual Corporate Citizenship Report provides a summary of our perspectives and actions to reduce greenhouse gas emissions. All of our views and actions are available on our website.

6. *Emissions: What is the quantity in tones CO2e of annual emissions of the six main GHG's produced by your owned and controlled facilities in the following areas, listing data by country?*
    - *Globally.*
    - *Annex B countries of the Kyoto Protocol.*
    - *EU Emissions Trading Scheme.*

Direct Equity, Million Tonnes CO2 Eq (Includes CO2, CH4, N2O)	2003	2004	2005
Global Corporate Emissions	137	138	138
Annex B Countries	94	94	91
EU ETS Covered Facilities	18	18	18

Please specify the methodology and boundaries used for measuring emissions ...

To assist in comparing responses please state which methodology you are using for calculating emissions and the boundaries selected for emissions reporting. Please standardize your response data to be consistent with the accounting approach employed by the GHG Protocol (www.ghgprotocol.org). Please list GHG Protocol scope 1, 2 and 3 emissions equivalent showing full details of the sources. How has this data been audited and/or externally verified?

ExxonMobil has played a leading role in working with industry to develop reliable, efficient, cost-effective tools to measure and report greenhouse gas emissions. ExxonMobil uses the *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001 and *the IPIECA Petroleum Industry GHG Reporting Guidelines*, December 2003, for measuring and reporting GHG. The IPIECA Guidelines make extensive use of the GHG Protocol as input in our development of guidelines relevant to oil and gas industry operations.

These emissions represent Scope 1 of the GHG Protocol.

ExxonMobil estimates GHG emissions associated with the supply of heat and steam to our operations. However, to avoid confusion and potential double-counting, it is ExxonMobil's view that all emitters should be responsible for reporting their own GHG emissions, e.g. airline operators and governments, not jet fuel suppliers, should account for aircraft emissions. This is also the trend in regulatory frameworks in order to avoid double counting and, or incomplete inventories.

ExxonMobil inventories greenhouse gas emissions as part of an annual reporting process, and they are reported in our Corporate Citizenship Report. Environmental reporting is embedded in our

Operations Integrity Management System (OIMS), which incorporates periodic external assessments by Lloyd's Register Quality Assurance (LRQA). LRQA attests that OIMS complies with ISO14001. As well, *LRQA believes that the ExxonMobil Reporting system is effective in delivering safety, health and environmental indicators that are useful for assessing corporate performance and for reporting information consistent with the IPIECA/API Guidelines.* Where required by law we also use third party verification.

7. *Products and services: What are your estimated emissions in tones CO2e associated with the following areas and please explain the calculation methodology employed.*
    - *Use and disposal of your products and services?*
    - *Your supply chain?*

Several years ago ExxonMobil published an estimate for the proportional split of emissions between petroleum industry operations and consumer use of products from petroleum in the global economy. We calculated that operational emissions on average were about 15 tonnes of CO2 for every 100 tonnes emitted by consumers. Actual operational and product GHG emissions depend on many factors, including the source and methods used in crude oil production, the product slate of refineries, and the ultimate composition of each product and efficiency of each use. Emissions factors for the direct CO2 emissions embodied in conventional fuels from petroleum and natural gas that account for the vast majority of product emissions are well known and readily available through organisations such as the Intergovernmental Panel on Climate Change and agencies responsible for national inventories. In nearly all cases emissions from products are reliably evaluated based on the carbon content of fuels and the efficiency of combustion.

8. *Emissions reduction: What is your firm's current emissions reduction strategy? How much investment have you committed to its implementation, what are the costs/profits, what are your emissions reduction targets and time-frames to achieve them?*

Exxon Mobil's strategy starts with leadership from the top of the corporation. In 2005, ExxonMobil senior management reinforced expectations to all business lines for superior environmental performance. This leadership-driven initiative is called *Protect Tomorrow. Today.* Under this guidance and consistent with our Operations Integrity Management System, our businesses apply global management systems to steward and improve operating performance, utilize environmental planning processes to identify opportunities and set improvement targets, and apply best operating practices and technology to achieve improvement plans. Additionally, we support sound GHG policies which promote global participation, encourage more rapid use of existing technologies, stimulate research, consider environmental, social and economic impacts, and support continued climate science research.

As with all our operations ExxonMobil has established management systems that incorporate efficiency improvements and emissions reductions into the routine operation of our business. These include our Global Energy Management System (GEMS), Global Reliability and Maintenance Management System, and Environmental Business Plans, as well as separate procedures to manage investments in cogeneration facilities. ExxonMobil's GHG emissions reduction will be driven by energy efficiency improvements and flaring reduction. We utilise internal targets to drive improvements within each business in these areas. For example, the Upstream flaring reduction efforts are expected to reduce flaring from 2005 levels by 40% in 2009, starting with reductions in 2006.

- Energy Efficiency: Building on strong energy efficiency improvements over several decades by our heritage companies, over the last 5 years ExxonMobil has improved energy efficiency at our refineries and chemical plants by nearly 7%. . Since the global launch of our GEMS in 2000, refining and steam cracking operations have further improved energy efficiency each year. Through GEMS, we have identified opportunities to improve energy efficiency by 15% and are nearing 50% benefit capture. Changes introduced through GEMS are already reducing energy costs by over $500 million per year ($900 million per year in 2005 dollars), and avoiding associated GHG emission of about 7 million tons per year. Our refineries and steam cracking plants have improved their energy efficiency at a rate significantly faster than historical industry average rate.

- Cogeneration: We now have interests in over 85 cogeneration facilities in more than thirty locations world-wide with a capacity to provide about 3700 megawatts of power and reduce CO_2 emissions by over 9 million tonnes annually. In the previous two years, we added 800 megawatts of cogeneration capacity, representing an investment of nearly $1 billion. Cogeneration, the simultaneous production of electricity and steam, has been a significant factor in improving energy efficiency at ExxonMobil facilities around the world. With the latest turbine technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. Energy efficiency and GHG emissions are considered during all phases of capital projects, including project design. Plans for additional facilities in Antwerp are being progressed, and other facilities are under consideration in various locations.

- Flare-reduction: In Nigeria, ExxonMobil announced a project to eliminate non-essential gas flaring economically. Beginning in 2006, the Nigeria East Area Project will reinject natural gas that is currently being flared, enabling the recovery of additional oil reserves while dramatically reducing flaring. A second Nigerian flaring reduction project is expected to be complete in 2008. These project efforts are expected to decrease GHG emissions from our

Nigerian operations by about 7 million metric tons per year, representing about 5 percent of our worldwide GHG emissions.

Additionally, ExxonMobil participates in a partnership led by the World Bank to identify and reduce barriers to developing commercial opportunities for gas markets. The Global Gas Flaring Reduction Public-Private Partnership includes governments of oil-producing countries and international and state-owned oil companies.

All of our businesses have forward projections for GHG emissions on an absolute and intensity basis. There are a number of factors that influence future emissions, including business growth and intensity changes such as heavier feed slates, higher quality products, regulatory changes and heavy oil developments. Our forward projections of GHG emissions recognize the uncertainties in growth and intensity factors, as well as the the impacts of our energy efficiency improvements and flaring reduction.

9. *Emissions trading: What is your firm's strategy for, and expected cost/profit from trading in the EU Emissions Trading Scheme, CDM/JI projects and other trading systems, where relevant*

In Europe, ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading
The overall impact of the EU-ETS for 2005 - 2007 includes the costs of monitoring and reporting, third party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. It also includes investments in energy efficiency and operational changes to reduce emissions. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation. When participation makes business sense, ExxonMobil will participate in emissions trading to lower economic costs of compliance with obligations; however, we do not aim to pursue trading emissions allowances as a business.

ExxonMobil has worked actively through industry trade associations and as a company to engage in constructive dialogue with authorities as they seek to implement these complex laws regarding emissions accounting and trading. We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we have worked through the International Petroleum Industry Environmental Conservation Association and the American Petroleum Institute to develop reliable, cost-effective methods to determine and report greenhouse gas emissions from petroleum and petrochemical operations. The Dutch government has recognised the GHG emissions protocol developed by our Rotterdam refinery as a best practice and has recommended its use throughout the EU.

We continue to evaluate the need and potential for developing projects that would qualify as CDM / JI projects.

10. Energy costs: What are the total costs of your energy consumption, e.g. fossil fuels and electric power? Please quantify the potential impact on profitability from changes in energy prices and consumption.

Each business line is expected to manage expenses to their projected budget, identifying and delivering efficiencies each year. We do not capture total energy expense for the corporation. Energy costs vary by geographical location and thus worldwide operating costs are influenced by specific operating locations. We target for improved efficiency at each operating facility.

We do capture and report our total energy use. As most energy consumed in operations is not purchased on the market, we must make an estimate of its value based on BTU content. Assuming an average global energy price of $7.50/ MBTU, we estimate our 2005 energy cost at just over $10 billion.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

February 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Exxon Mobil Corporation to omit shareholder proposal submitted by Neva Rockefeller Goodwin and co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Neva Rockefeller Goodwin and several co-sponsors (the "Proponents") submitted a shareholder proposal (the "Proposal") to Exxon Mobil Corporation ("Exxon Mobil" or the "Company"). The Proposal asks Exxon Mobil's board to report to shareholders on "the likely consequences of global climate change between now and 2030 for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which Exxon Mobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

By letter dated January 21, 2008, Exxon Mobil stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Exxon Mobil argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), which permits omission of a proposal that has been substantially implemented by the company. As set forth more fully below, Exxon Mobil has not met its burden of establishing its entitlement to exclude the Proposal, and we respectfully urge that its request for relief be denied.

Exxon Mobil claims that its existing publications already provide some of the information and analysis sought in the Proposal. Specifically, Exxon Mobil asserts that *The Outlook for Energy: A View to 2030*, *Tomorrow's Energy: A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options*, Exxon Mobil's annual

Corporate Citizenship Report and the Company's report to the Carbon Disclosure Project discuss global energy demand, Exxon Mobil's "outlook for CO2 emissions" and "Exxon Mobil's perspective on global climate change and the actions [it] is taking to address the issue."

The publications Exxon Mobil cites do describe energy trends, greenhouse gas emissions and the role of sustainable energy technologies in very general terms. What is missing from all of these publications, however, is the specific analysis requested by the Proposal regarding the impact of climate change on developing nations and poor communities in developed and developing nations.

Discussion of developing nations in the publications to which Exxon Mobil points is limited to the role those nations play in driving global demand for energy and, to a lesser extent, in contributing to global greenhouse gas emissions. (See, e.g., *The Outlook for Energy* at 3 ("As developing countries become more prosperous and billions of people move up the economic curve, demand for electricity will increase significantly."), 4, 22); *Tomorrow's Energy* at 1, 3, 20 ("Demand increase by 2030 will be "driven mainly by rapidly growing economies in the developing world."); *Corporate Citizenship Report* at 2, 12 ("The economic progress of people around the world is driving a growing need for reliable, affordable and cleaner energy supplies."))

The very general discussions of climate change in those publications emphasize the uncertainty of both climate change and its impact. The only mention of developing nations in this material cautions that climate change risks must be addressed "in the context of developing country priorities: development, poverty eradication, access to energy." (*Tomorrow's Energy* at 9)

Exxon Mobil's stress on supporting economic growth and providing "affordable" energy to the developing world ignores the very real costs developing nations will face as a result of climate change—the other side of the equation—about which the Proposal seeks information. This one-sidedness is found not only in the publications Exxon Mobil cites but also in Exxon Mobil's other public statements about developing nations. (See, e.g., "Changing Fortunes: Global Energy Security," Speech by Rex Tillerson to Spruce Meadows Roundtable, Sept. 7, 2007 (available at http://www.exxonmobil.com/Corporate/news_speeches_20070907_RWT.aspx) ("For developed nations to deny these developing peoples the use of the energy sources required for economic growth would be the equivalent of climbing to the top – and then pulling the ladder up after ourselves.")) Because Exxon Mobil relies on its perceived obligation to enable economic growth in developing nations as a justification, at least in part, for not broadening its strategic focus from petroleum to energy, it seems likely that Exxon Mobil has considered the impact of such a shift. Moreover, none of the publications discusses the disparate impact of climate change on poor communities in developed nations, whose vulnerability to environmental impacts was highlighted by Hurricane Katrina.

Despite the absence of any Exxon Mobil publication addressing most of the matters raised by the Proposal, Exxon Mobil asserts that the Proposal should be deemed substantially implemented by the availability of third-party assessments, most notably the Fourth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC). The IPCC is a "scientific intergovernmental body set up by the World Meteorological Organization and by the United Nations Environment Programme." ("About IPCC," at http://www.ipcc.ch/about/index.htm) The IPCC's Fourth Assessment does analyze the impact and mitigation of climate change in different regions of the world. This analysis, however, does not bear Exxon Mobil's imprimatur, despite Exxon Mobil's assertion that its scientists participated in the endeavor. Exxon Mobil's shareholders are entitled to know what the Company's views are on the Proposal's subject; the fact that another entity has addressed some of the questions—under the aegis of a non-governmental organization—does not moot the Proposal.

More fundamentally, neither the IPCC's Fourth Assessment nor any of the other publications on which Exxon Mobil relies performs the analysis sought by the Proposal: not just discussing climate change's impacts but also analyzing how Exxon Mobil could mitigate those impacts by taking "leadership in developing sustainable energy technologies." While the publications discuss the role of sustainable energy technologies in very general terms, they do not analyze the effect that Exxon Mobil's development of such technologies could have in mitigating climate change's impact in the developing world or elsewhere. This analysis is key to the Proposal and without it, the Proposal cannot be considered substantially implemented.

If you have any questions or need anything further, please do not hesitate to call Joyce Haboucha at (212) 649-1769. I appreciate the opportunity to be of assistance in this matter.

Very truly yours,

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin

Contact information:
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza, 54th Fl.
New York, NY 10112

cc: James Earl Parsons
Fax # 972-444-1432

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2008

The proposal asks the board to establish a task force of independent directors and company staff to investigate and report to shareholders on the likely consequences of global climate change between now and 2030 for emerging countries and poor communities and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END